
03056437

Alaska Air Group Annual Report 2002

INC


Alaska


Horizon



To our employees and shareholders,



Crocuses. Determined and forceful, yet a wonder to behold. Traits that make the crocuses on our front cover particularly fitting as a metaphor for the past year and a half. Because, like those crocuses sprouting up through the cold, unforgiving snow, Alaska and Horizon have fought back both from the stark reality of the aftereffects of 9/11 and from a seriously depressed economy to emerge even stronger than before.

Now don't get me wrong, we still have many hurdles to clear before we can claim success, but we've made great strides. And we're coming through these dark, difficult days better than most of our peers. That emergence is a testament to the execution of our five-point post-9/11 strategy—outlined in the pages ahead—that we put in place to respond to the precipitous drop in demand and subsequent drop in fare levels.

It's a strategy that runs counter to most of the industry, but is one that has kept our planes flying, attracted more customers than ever, kept our world-class employees working, and allowed us to expand to numerous strategic new markets that will serve us well for years to come.

It is not, however, a strategy that has enabled us to be profitable. Yet. We do have the second-best balance sheet among the majors though, and Alaska Airlines has the best traffic, revenue, and yield performance of the majors. So, while we'e not there yet, like the crocuses in the snow we're starting to see our results take bloom.

But we did lose money last year. Excluding the one-time charge of $51.4 million due to a change in accounting for goodwill, our net loss was $67.2 million. So we will continue to diligently execute our strategy in 2003, particularly in the area of cost management. To return to profitability, we've set ambitious goals for reducing our unit costs at Alaska Airlines and for continuing to manage costs down at Horizon. Simply said, doing that will be critical to our success.

You can read about our strategy in the pages ahead, but make no mistake—it's the quality and dedication of our employees that will make that strategy successful, along with the goodwill of all the friends we've made along the way.

On a closing note, it has been a real privilege leading this fine organization over the past eight action-packed years. Although I will be retiring this May, I couldn't be more pleased about the leadership team that is in place and all the fine employees we have at our two companies. Rest assured that Bill Ayer, who will take over as Chairman & CEO following the shareholders meeting in May, has the right stuff and the right team to keep Alaska Air Group positioned at the top of our industry far into the future. As for me, it's been an honor serving you.

John F. Kelly
Chairman & CEO, Alaska Air Group



from left,
Bill Ayer, president of Alaska Air Group and chairman, president and CEO of Alaska Airlines
John Kelly, chairman and CEO of Alaska Air Group
Jeff Pinneo, president and CEO of Horizon Air



Right strategy A five-point plan for the future

Alaska Airlines had been flying for more than a quarter of a century when Alaskans pinned the 49th star on the flag to celebrate statehood. As the airline celebrated its 70th anniversary last year, Americans had again rallied around the flag, this time to face the devastating aftershocks of 9/11. The attacks sent commercial aviation, already battered by a struggling economy, into a tailspin. It challenged us to reexamine the very way we do business and develop a five-point strategy to further differentiate ourselves from the competition and emerge stronger than before.



Right size 1. Match capacity to demand in core markets

With the drop in demand experienced by all carriers, we acted quickly to right size capacity in our core markets. Thanks in large part to the mix of aircraft types in our fleets, Alaska and Horizon were able to reduce the number of seats on key routes to more precisely match demand. At Alaska alone, that effort freed up the equivalent of six aircraft that were redeployed.


ALASKA
OAKWOOD AVE.
VIRGINIA BEACH VA
3778 MILES
AMERY, WI
1984
Roggenzell
BOR-TC 11
MYRTLE POINT
OREGON
PINE PASS
SUMMIT
TRACKS TO ALASKA
PIGGYBACK ADVENTURER
2543
MILES TO
FRIENDSHIP WIS.
THE
ROY DUFFIELDS
BENTON HARBOR
MICHIGAN
CHICOPEE
MASS
ENTERING
WELCOME TO
ELAFIELD
CITY LIMITS
CANCUN
TOWN OF THROOP
WEBER'S ORCHARD
BOSTON, MA.
SMITHTOWN AVE
Stetsonville
REKA CA
DENVER
HE THORPES
CITY OF SHEFFIELD LAKE OHIO JUNE 20 1980
ROCKFORD ILLINOIS-2740 Mi.
CHESANING
VILLAGE LIMIT
WASHOE HOUSE
STRATFORD
NEW JERSEY
and YOU
PERFECT TOGETHER
PARTELLO, MI
THREE RIVE
GLENVIE
Illinois
23,600
SUTHERLIN
MIAMI
MONTGOMERY
ALA
DURAND
LONG BEACH
HOVLAND MN
Moose Pass
EMERSON RD
BARRIERE LK

Right place 2. Shift some flying to strategic new markets

While most other carriers parked empty aircraft in the desert to wait out the economic uncertainty, Alaska and Horizon put their excess capacity to work, redeploying aircraft to strategic new markets. For instance, when Reagan National shut down temporarily only a week after Alaska began service from Seattle, the flying was shifted to nearby Dulles International. Alaska also inaugurated new service from Los Angeles to Cancun and Calgary. Meanwhile, Horizon launched service from Medford to Los Angeles, San Jose to Tucson, and Sacramento to Boise and Palm Springs.



Right time 3. Return to full schedule as soon as possible

Timing is everything. As other airlines slashed schedules and furloughed employees, Alaska and Horizon put a plan in place to return to a full schedule based on strong advance bookings and a quicker rebound in air travel on the West Coast than in other parts of the country. While most other airlines still haven't reached that benchmark, we're pleased to report that both carriers were back in the air at 100% of their pre-9/11 flying by February 10, 2002.



Right direction 4. Execute strategic growth plans

Getting back to where we were before 9/11 was only part of the equation. We also set our sights on reaching new heights in 2002. That required taking delivery of additional aircraft and executing our respective growth plans to strategic new cities, despite the cloudy economic climate. Alaska grew 8% for the year, adding new service from its Seattle hub to Boston, Denver, Miami, and Newark/New York. Horizon grew 13%, adding service from Seattle to Long Beach and from Portland to Denver. The success of the new flying was evident from the fact that load factors in most of the new cities actually exceeded those in the two carriers' traditional markets.



Right focus 5. Keep costs in check while keeping people in mind

While other carriers reduced their workforces to trim their expenses, we made a conscious decision to minimize the impact on our employees. That's because we recognize—as do our customers—that the people of Alaska and Horizon represent our greatest point of differentiation. And that recognition was reciprocated with more than 2,000 suggestions from employees regarding ways both carriers could trim budgets and work smarter in the immediate future.

Here's a look at our top 10 cost management initiatives for 2003:

Accelerate the move to alaskaair.com

To reduce distribution costs, we plan to shift more sales online to our award-winning Web site, alaskaair.com. Our goal is to achieve 26% of all revenue sold on alaskaair.com in 2003 and 50% by 2005 to reduce our distribution costs. To do that, we will phase out paper tickets and plan additional Web site enhancements by the end of 2003.

Increase aircraft utilization

One way to lower our aircraft ownership costs is by better utilizing our fleet. For instance, at Alaska, utilization has fallen from 11.5 hours per day in 1998 to 10.6 hours per day in 2002. Alaska's goal is to take advantage of new infrastructure, simplified procedures, more red-eye flights and other changes to return to 10.8 hours by the end of 2003, and 11.3 hours per day by 2005.

Optimize Alaska/Horizon flying

By matching the right aircraft to the needs of each market served by Alaska and Horizon, we believe we can lower annual Air Group costs. The first market we've done this in is Portland-San Francisco, where Horizon took over some of Alaska's flying with its sleek new 70-seat CRJ regional jets.

Improve efficiency of heavy maintenance

We expect to lower heavy maintenance costs at Alaska through consolidation of operations at our Oakland maintenance base, and a new focus at our Seattle base on intermediate maintenance, such as aircraft modifications and manufacturer service bulletins.

Streamline the boarding process

We plan to expand our trademark Airport of the Future concept to the boarding area to give customers more information, and more control over their boarding experience. By introducing interactive kiosks where customers can upgrade their seat assignments and large plasma screens that display boarding information, we'll reduce demands on customer service agents, who can then focus on helping customers with special needs.

Automate staffing and task management

Planning staffing schedules is a monumental task at any airline. Through automation, however, we believe we can manage schedules and tasks better, while reducing costs in our customer services and maintenance & engineering divisions. And by keeping even the smallest tasks on schedule, we expect to reap the reward of doing a better job of meeting the needs of our customers and employees.

Procurement/supply chain management

Everybody loves a bargain. So do we. That's why we plan to work with our suppliers to get better pricing and reduced carrying costs associated with inventory on the more than $1 billion of annual purchases we make each year.

Insurance

Insurance rates skyrocketed following 9/11. Our goal: to get our insurance rates, relative to the industry, down to pre-2000 levels by November 2003.

Fare rationalization

Although we can't quantify the savings yet, we believe we can reduce costs by reducing the number of fare levels in each market and simplifying fare rules. One immediate payoff we expect to see, however, is greater customer satisfaction and an increase in traffic as we remove some of the hassle factor for consumers.

Simplification task force

In addition to a to-do list, we've also begun the process of compiling a "stop doing" list to eliminate the complexity associated with doing business. Together with our employees, we're looking at things we can do more simply or stop doing altogether to generate additional savings in the future.

Alaska Air Group Financial & Corporate Information 2002

Form 10-K	13
Corporate Profile	77
Investor Information	77
Cities Served	78
Corporate Directory	80

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

In addition to historical information, this Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Forward-looking statements are those that predict or describe future events or trends and that do not relate solely to historical matters. You can generally identify forward-looking statements as statements containing the words "believe," "expect," "will," "anticipate," "intend," "estimate," "project," "assume" or other similar expressions, although not all forward-looking statements contain these identifying words. All statements in this report regarding our future strategy, future operations, projected financial position, estimated future revenues, projected costs, future prospects, and results that might be obtained by pursuing management's current plans and objectives are forward-looking statements. You should not place undue reliance on our forward-looking statements because the matters they describe are subject to known and unknown risks, uncertainties and other unpredictable factors, many of which are beyond our control. Our forward-looking statements are based on the information currently available to us and speak only as of the date on which this report was filed with the SEC. We expressly disclaim any obligation to issue any updates or revisions to our forward-looking statements, even if subsequent events cause our expectations to change regarding the matters discussed in those statements. Over time, our actual results, performance or achievements will likely differ from the anticipated results, performance or achievements that are expressed or implied by our forward-looking statements, and such differences might be significant and materially adverse to our stockholders. Many important factors that could cause such a difference are described in this Annual Report under the caption "Business Risks," which you should review carefully. Please consider our forward-looking statements in light of those risks as you read this report.

Consolidated Financial Highlights

(In Millions, Except Per Share Amounts)	2001	**2002**	% Change
Revenues and Income			
Operating revenues	$2,152.8	**$2,224.1**	3.3%
Operating expenses	2,279.1	**2,313.0**	1.5%
Operating loss	(126.3)	**(88.9)**	NM
Net loss before accounting change	(43.4)	**(67.2)**	NM
Net loss	(43.4)	**(118.6)**	NM
Basic and diluted loss per share(a)	(1.64)	**(4.47)**	NM
Average number of common shares outstanding — Basic and diluted	26.5	**26.5**	0.0%
Assets and Equity			
Total assets	$2,950.5	**$2,870.8**	– 2.7%
Total shareholders' equity	851.3	**655.7**	– 23.0%
Return on shareholders' equity	– 5.1%	**–18.1%**	– 13.0%
Book value per share	$ 32.09	**$ 24.68**	23.1%
Debt/equity ratio(b)	72%:28%	**77%:23%**	NA
Employees at year end	13,879	**13,618**	1.9%
Shareholders of record at year end	4,230	**4,243**	

NM = Not Meaningful

(a) For 2002, basic and diluted loss per share include $(1.94) per share for the $51.4 million cumulative effect of accounting change for the write-off of goodwill resulting from the adoption of Statement of Financial Accounting Standards No. 142.

(b) Debt/equity ratio assumes aircraft operating leases are capitalized at seven times annualized rent and excludes current portion of long-term debt and capital lease obligations.

Table of Contents

PART I

14 ITEM 1 BUSINESS

29 ITEM 2 PROPERTIES

30 ITEM 3 LEGAL PROCEEDINGS

31 ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

31 EXECUTIVE OFFICERS OF THE REGISTRANT

PART II

32 ITEM 5 MARKET FOR REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

33 ITEM 6 SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

36 ITEM 7 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

50 ITEM 7A QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

50 ITEM 8 CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

50 ITEM 9 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

PART III

51 ITEM 10 DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

51 ITEM 11 EXECUTIVE COMPENSATION

51 ITEM 12 SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

51 ITEM 13 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

51 ITEM 14 CONTROLS AND PROCEDURES

52 ITEM 15 EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

53 SIGNATURES

54 CERTIFICATIONS

75 EXHIBIT INDEX

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]*
For the fiscal year ended December 31, 2002

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934 *[NO FEE REQUIRED]*
For the transition period from ______ to ______

Commission File Number 1-8957

ALASKA AIR GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	**91-1292054**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

19300 Pacific Highway South,
Seattle, Washington 98188
(Address of Principal Executive Offices)

Registrant's telephone number, including area code:
(206) 431-7040

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	**Name of Each Exchange on Which Registered**
Common Stock, $1.00 Par Value	New York Stock Exchange

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

As of December 31, 2002, common shares outstanding totaled 26,573,439. The aggregate market value of the common shares of Alaska Air Group, Inc. held by nonaffiliates on December 31, 2002, 26,516,962 shares, was approximately $692 million (based on the closing price of those shares, $26.10, on the New York Stock Exchange on June 28, 2002, the last business day of the registrant's most recently completed second quarter).

DOCUMENTS TO BE INCORPORATED BY REFERENCE

Title of Document	**Part Hereof into Which Document to be Incorporated**
Definitive Proxy Statement Relating to 2003 Annual Meeting of Shareholders	Part III

PART I

ITEM 1. BUSINESS

General Information

Alaska Air Group, Inc. (Air Group or the Company) is a holding company that was incorporated in Delaware in 1985. Its two principal subsidiaries are Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). Both subsidiaries operate as airlines, although their business plans, competition, and economic risks differ substantially. Alaska is a major airline, operates an all-jet fleet, and its average passenger trip length is 932 miles. Horizon is a regional airline, operates jet and turboprop aircraft, and its average passenger trip is 314 miles. Individual financial information for Alaska and Horizon is reported in Note 11 to Consolidated Financial Statements. Air Group's executive offices are located at 19300 Pacific Highway South, Seattle, Washington, 98188. Air Group's filings with the Securities and Exchange Commission, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports are accessible free of charge at www.alaskaair.com. As used in this Form 10-K, the terms "Air Group", "our", "we" and the "Company" refer to Alaska Air Group, Inc. and its Subsidiaries, unless the context indicates otherwise.

Alaska

Alaska Airlines, Inc. is an Alaska corporation that was organized in 1932 and incorporated in 1937. Alaska principally serves 38 cities in six western states (Alaska, Washington, Oregon, California, Nevada, and Arizona) and Canada and six cities in Mexico. Alaska also provides non-stop service between Seattle and four eastern cities (Washington, D.C., Boston, Miami, and Newark), between Seattle and Denver, and between Anchorage and Chicago. In each year since 1973, Alaska has carried more passengers between Alaska and the U.S. mainland than any other airline. In 2002, Alaska carried 14.2 million revenue passengers. Passenger traffic within Alaska and between Alaska and the U.S. mainland accounted for 23% of Alaska's 2002 revenue passenger miles, West Coast traffic (including Canada) accounted for 56%, the Mexico markets 11% and other markets 10%. Based on passenger enplanements, Alaska's leading airports are Seattle, Portland, Los Angeles, and Anchorage. Based on 2002 revenues, its leading nonstop routes are Seattle-Anchorage, Seattle-Los Angeles, and Seattle-San Diego. At December 31, 2002, Alaska's operating fleet consisted of 102 jet aircraft.

Horizon

Horizon Air Industries, Inc., a Washington corporation that first began service in 1981, was incorporated in 1982 and was acquired by Air Group in 1986. It is the largest regional airline in the Pacific Northwest, and serves 40 cities in seven states (Washington, Oregon, Montana, Idaho, California, Colorado and Arizona) and five cities in Canada. In 2002, Horizon carried 4.8 million revenue passengers. Based on passenger enplanements, Horizon's leading airports are Seattle, Portland, Boise, and Spokane. Based on revenues in 2002, its leading nonstop routes are Seattle-Portland, Seattle-Boise, Seattle-Spokane and Seattle-Vancouver. At December 31, 2002, Horizon's operating fleet consisted of 20 jet and 43 turboprop aircraft, with the jets providing 49% of the 2002 capacity. Horizon flights are listed under the Alaska Airlines designator code in airline computer reservation systems.

Alaska and Horizon coordinate their flight schedules to provide service between any two points served by their systems. In 2002, 29% of Horizon's passengers connected to Alaska. Both airlines distinguish themselves from competitors by providing a higher level of customer service. The airlines' excellent service in the form of advance seat assignments, expedited check-in, attention to customer needs, high-quality food and beverage service, well-maintained aircraft, a first-class section aboard Alaska aircraft, and other amenities is regularly recognized by independent studies and surveys of air travelers.

Industry Conditions

On September 11, 2001, the United States was attacked by terrorists using four hijacked jets of two U.S. airlines. These attacks and a weakened U.S. economy during 2002 have resulted in lower demand for air service. Throughout 2002, several major carriers (excluding the Company) have reduced service, grounded aircraft and furloughed employees. United Airlines and US Airways have sought relief from financial obligations in bankruptcy. Other smaller carriers have ceased operations entirely. America West Airlines, US Airways and others have received federal loan guarantees (or conditional approval for guarantees) authorized by federal law and additional airlines may do so in the future. In addition, credit rating agencies continue to downgrade the long-term credit ratings of most U.S. airlines and their related entities, including Alaska Air Group, Inc.

On September 22, 2001, the U.S. Government passed the Air Transportation Safety and System Stabilization Act (the Act) to provide $5 billion of cash compensation and $10 billion of loan guarantees to U.S. airlines. The purpose of the Act was to compensate the airlines for direct and incremental losses for the period September 11 through December 31, 2001 as a result of the September 11 terrorist attacks. As of December 31, 2001, Alaska had recognized $71.6 million and Horizon had recognized $9.8 million of the $5 billion cash compensation. During the third quarter of 2002, the United States Department of Transportation (DOT) completed its review procedures and remitted final compensation payments to Alaska and Horizon of $0.2 million and $0.2 million, respectively.

The current U.S. domestic airline environment continues to be difficult. The Company has reported annual losses since 2000, and current trends in the airline industry make it likely that it will post additional losses before returning to profitability. The revenue environment continues to be weak in light of vigorous competition, excess capacity in the market, reduced corporate travel spending and other issues. In addition, fuel prices have significantly escalated due to supply and demand trends as well as political tensions in several regions of the world.

We believe that our liquidity and access to cash will be sufficient to fund our current operations at least through 2003, although adverse factors outside our control such as further economic recession, additional terrorist attacks, a war affecting the United States, decreased consumer demand or sustained high fuel prices could affect this projection.

See Item 1, "Business – Risk Factors" and Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations – Overview" for further discussion of perceived trends and factors affecting us and our industry.

Marketing And Competition

Alliances with Other Airlines

Alaska and Horizon have marketing alliances with other airlines that provide reciprocal frequent flyer mileage accrual and redemption privileges and codesharing on certain flights as set forth below. Alliances enhance Alaska's and Horizon's revenues by offering our customers more travel destinations and better mileage accrual/redemption opportunities, gaining us access to more connecting traffic from other airlines, and providing members of our alliance partners' frequent flyer programs an opportunity to travel on Alaska and Horizon while earning mileage credit in our partners' programs. Alaska's and Horizon's marketing agreements have various termination dates and at any time, one or more may be in the process of renegotiation. If a significant agreement were terminated, it could adversely impact revenues and increase the costs of the Company's other marketing agreements. Most of the Company's codeshare relationships are free-sell codeshares, where the marketing carrier sells seats on the operating carrier's flights from the operating carrier's inventory, but takes no inventory risk. The table below identifies the Company's marketing alliances with other airlines as of February 28, 2003.

	Frequent Flyer Agreement	Codesharing— Alaska Flight # on Flights Operated by Other Airline	Codesharing— Other Airline Flight # On Flights Operated by Alaska/Horizon
Major U.S. or International Airlines			
American Airlines/American Eagle	Yes	Yes	No
British Airways	Yes	No	No
Cathay Pacific Airways	Yes	No	No
Continental Airlines	Yes	Yes	Yes
Hawaiian Airlines	Yes	Yes	Yes
KLM	Yes	No	Yes
Lan Chile	Yes	No	Yes
Northwest Airlines	Yes	Yes	Yes
Qantas	Yes	No	Yes
Commuter Airlines			
Era Aviation	Yes*	Yes	No
PenAir	Yes*	Yes	No
Big Sky Airlines	Yes*	Yes	No
Helijet International	Yes*	Yes	No

* This airline does not have its own frequent flyer program. However, Alaska's Mileage Plan members can accrue and redeem miles on this airline's route system.

Competition

Competition in the airline industry is intense. The Company believes the principal competitive factors in the industry are fare pricing, customer service, routes served, flight schedules, type of aircraft, safety record and reputation, code-sharing relationships, and frequent flyer programs. Any domestic air carrier deemed fit by the DOT is allowed to operate scheduled passenger service in the United States. Together, Alaska and Horizon carry approximately 2.8% of all U.S. domestic passenger traffic. Alaska and Horizon compete with one or more domestic or foreign airlines on most of their routes. Some of these competitors are substantially larger than Alaska and Horizon, have greater financial resources, and have more extensive route systems. Due to its shorthaul markets, Horizon also competes with ground transportation, including train, bus and automobile transportation.

Most major U.S. carriers have developed, independently or in partnership with others, large computer reservation systems (CRS). Airlines, including Alaska and Horizon, are charged fees to have their flight schedules included in the various CRS displays used by travel agencies and airlines. These systems are currently the predominant means of distributing airline tickets. In order to reduce anti-competitive practices, the DOT regulates the display of all airline schedules and fares in CRS. Air carriers are increasingly distributing their services on the Internet through various airline joint venture or independent websites. The Company currently participates in a number of these distribution channels, but it cannot predict the terms on which it may be able to continue to participate in these or other sites, or their effect on the Company's ability to compete with other airlines.

Regulation

General

The Airline Deregulation Act of 1978, as amended, eliminated most domestic economic regulation of passenger and freight transportation. However, the DOT and the Federal Avaition Administration (FAA) still exercise regulatory authority over air carriers. In order to provide passenger and cargo air transportation in the U.S., a domestic airline is required to hold a certificate of public convenience and necessity issued by the DOT. Subject to certain individual airport capacity, noise and other restrictions, this certificate permits an air carrier to operate between any two points in the U.S. A certificate is of unlimited duration, but may be revoked for failure to comply with federal aviation statutes, regulations, orders or the terms of the certificate itself. In addition, the DOT maintains jurisdiction over the approval of international codeshare agreements, alliance agreements between domestic major airlines, international route authorities and certain consumer protection matters, such as advertising, denied boarding compensation and baggage liability.

The FAA regulates aircraft operations generally, including establishing personnel, maintenance and flight operation standards. Domestic airlines are required to hold a valid air carrier operating certificate issued by the FAA. Pursuant to these regulations, we have established, and the FAA has approved, a maintenance program for each type of aircraft we operate that provides for the ongoing maintenance of such aircraft, ranging from frequent routine inspections to major overhauls. In addition, the FAA has issued a number of directives that the Company is incorporating into its aircraft. These relate to, among other things, enhanced ground proximity warning systems, cockpit door security enhancements, McDonnell Douglas MD-80 insulation blanket replacement, MD-80 main landing gear piston improvements and Boeing 737 rudder and elevator improvements. Based on its current implementation schedule, the Company is or expects to be in compliance with the applicable requirements within the required time periods.

The Department of Justice (DOJ) has jurisdiction over airline antitrust matters. The U.S. Postal Service has jurisdiction over certain aspects of the transportation of mail and related services. Labor relations in the air transportation industry are regulated under the Railway Labor Act, which vests in the National Mediation Board (NMB) certain functions with respect to disputes between airlines and labor unions relating to union representation and collective bargaining agreements. To the extent the Company continues to pursue alliances with international carriers, the Company may be subject to certain regulations of foreign agencies.

In November 2001, the Aviation and Transportation Security Act (the Security Act) was enacted. The Security Act created a new government agency, the Transportation Security Administration (TSA), which is part of the DOT and is responsible for aviation security. The Security Act mandates that the TSA shall provide for the screening of all passengers and property, including U.S. mail, cargo, carry-on and checked baggage, and other articles that will be carried aboard a passenger aircraft. The TSA assumed most passenger screening functions in February 2002, largely by contracting with private-sector security providers; however, in November 2002, the TSA began performing these functions with its own federal employees. On December 31, 2002, the TSA began explosive detection screening of all checked baggage. The TSA also provides for increased security on flight decks of aircraft and requires federal air marshals to be present on certain flights.

Effective February 1, 2002, the Security Act imposed a $2.50 per enplanement security service fee (maximum $5.00 one way) which is collected by the air carriers and submitted to the government to pay for these enhanced security measures. Additionally, to the extent the TSA determines that such fee is insufficient to pay for the cost of providing the security measures as mentioned in the previous paragraph, in each of the years 2002, 2003 and 2004, air carriers may be required to submit to the government an amount equal to the amount the air carriers paid for screening passengers and property in 2000. After that, this fee may be assessed based on the air carrier's market share. In 2002, the TSA began assessing payments under this feature of the Security Act. The Company paid $9.9 million to the TSA for this security charge in 2002.

In addition, the Security Act requires air carriers to honor tickets, on a standby basis, from other air carriers that are insolvent or bankrupt and suspend service within 18 months of the passage of the Security Act. To be eligible, a passenger must make arrangements with the air carrier within 60 days after the date on which the passenger's air transportation was suspended. Because this provision is so recent, the Company has little history to determine its impact. If a major U.S. air carrier were to declare bankruptcy and cease operations, this feature of the Security Act could have an impact on the Company. To the extent the Company is not fully reimbursed for the costs of honoring such tickets, the impact could be adverse.

The DOT, under its authority to prevent unfair competitive practices in the industry, has considered the issuance of pricing and capacity rules that would limit major air carriers' competitive response to new entrant carriers. Although the DOT as recently as 2001 declined to issue specific competitive guidelines, it reiterated its intent to prevent what it considers to be unfair competitive practices in the industry, and to pursue enforcement actions on a case-by-case basis. To the extent that future DOT enforcement actions either directly or indirectly impose restrictions upon the Company's ability to respond to competitors, the Company's business may be adversely impacted.

Airline Fares

Airlines are permitted to establish their own domestic fares without governmental regulation, and the industry is characterized by substantial price competition. The DOT maintains authority over international fares, rates and charges. International fares and rates are also subject to the jurisdiction of the governments of the foreign countries the Company serves. While air carriers are required to file and adhere to international fare and rate tariffs, substantial commissions, overrides and discounts to travel agents, brokers and wholesalers characterize many international markets.

Legislation (sometimes referred to as the "Passengers' Bill of Rights") has been discussed in various legislatures (including the Congress). This legislation could, if enacted: (i) place various limitations on airline fares and/or (ii) affect operating practices such as baggage handling and overbooking. Effective December 15, 1999, the Company, as well as other domestic airlines, implemented a Customer Service Plan to address a number of service goals, including, but not limited to goals relating to: (i) lowest fare availability, (ii) delays, cancellations and diversion events, (iii) baggage delivery and liability, (iv) guaranteed fares, (v) ticket refunds, (vi) accommodation of customers with special needs, (vii) essential customer needs during extraordinary delays, (viii) flight oversales, (ix) frequent flyer program, (x) other travel policies, (xi) service with domestic code share partners, and (xii) handling of customer issues. In February 2001, the DOT Inspector General issued a report on the various air carriers' performance of their Customer Service Plans. The report included a number of recommendations which could limit the Company's flexibility with respect to various operational practices. In February 2001, a bill proposing an "Airline Customer Service Improvement Act" was introduced in the U.S. Senate. In addition, other items of legislation have been introduced that would limit hub concentration, reallocate slots at certain airports and impose higher landing fees at certain hours. To the extent legislation is enacted that would inhibit the Company's flexibility with respect to fares, its revenue management system, its operations or other aspects of its customer service operations, the Company's financial results could be adversely affected.

Fare discounting by competitors has historically had a negative effect on the Company's financial results because the Company is generally required to match competitors' fares to maintain passenger traffic. During recent years, a number of new low-cost airlines have entered the domestic market and several major airlines, including the Company, implemented efforts to lower their cost structures. Further fare reductions, domestic and international, may occur in the future. If fare reductions are not offset by increases in passenger traffic, cost reductions or changes in the mix of traffic that improves yields, the Company's operating results will be negatively impacted.

Airport Access

Many heavily used airports have restrictions with respect to the number of permitted take-offs and landings, the total permitted annual seat capacity to be operated at an airport, the use or allocation of airport slots, or other restrictions. The

Company currently has sufficient slot authorizations to operate its existing flights and has generally been able to obtain slots to expand its operations and change its schedules. However, there is no assurance that the Company will be able to obtain slots for these purposes in the future because, among other factors, domestic slot allocations are subject to changes in government policies.

Environmental Matters

The Company is subject to various laws and government regulations concerning environmental matters and employee safety and health in the U.S. and other countries. U.S. federal laws that have a particular impact on the Company include the Airport Noise and Capacity Act of 1990 (ANCA), the Clean Air Act, the Resource Conservation and Recovery Act, the Clean Water Act, the Safe Drinking Water Act, and the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or the Superfund Act). The Company is also subject to the oversight of the Occupational Safety and Health Administration (OSHA) concerning employee safety and health matters. The U.S. Environmental Protection Agency (EPA), OSHA, and other federal agencies have been authorized to promulgate regulations that have an impact on the Company's operations. In addition to these federal activities, various states have been delegated certain authorities under the aforementioned federal statutes. Many state and local governments have adopted environmental and employee safety and health laws and regulations, some of which are similar to federal requirements. As a part of its continuing safety, health and environmental program, the Company anticipates that it will comply with such requirements without any material adverse effect on its business.

The ANCA recognizes the rights of airport operators with noise problems to implement local noise abatement programs so long as they do not interfere unreasonably with interstate or foreign commerce or the national air transportation system. Authorities in several cities have promulgated aircraft noise reduction programs, including the imposition of nighttime curfews. The ANCA generally requires FAA approval of local noise restrictions on aircraft. While the Company has had sufficient scheduling flexibility to accommodate local noise restrictions imposed to date, the Company's operations at those airports could be adversely affected if such regulations become more restrictive or widespread.

The Company does not expect these regulatory matters, individually or collectively, to have a material impact on its financial condition, results of operations or cash flows.

Employees

The airline business is labor intensive. Alaska and Horizon had 11,039 and 3,904, respectively, active full-time and part-time employees at December 31, 2002. Wages, salaries and benefits represented approximately 37% of the Company's total operating expenses in 2002.

At December 31, 2002, labor unions represented 83% of Alaska's and 46% of Horizon's employees. The Company's relations with such labor organizations are governed by the Railway Labor Act (RLA). Under this act, the collective bargaining agreements among the Company and these organizations do not expire but instead become amendable as of a stated date. If either party wishes to modify the terms of any such agreement, it must notify the other party in the manner described in the agreement. After receipt of such notice, the parties must meet for direct negotiations, and if no agreement is reached, either party may request the NMB to appoint a federal mediator. If no agreement is reached in mediation, the NMB may declare at some time that an impasse exists, at which point the NMB proffers binding arbitration to the parties. Either party may decline to submit to arbitration. If arbitration is rejected by either party, a 30-day "cooling off" period commences. During that period, a Presidential Emergency Board (PEB) may be established, which examines the parties' positions and recommends a solution. The PEB process lasts for 30 days and is followed by a "cooling off" period of 30 days. At the end of a "cooling off" period, unless an agreement is reached or action is taken by Congress, the labor organization may strike and the airline may resort to "self-help", including the imposition of any or all of its proposed amendments and the hiring of workers to replace strikers.

A number of Alaska's collective bargaining agreements contain provisions for interest arbitration. Under interest arbitration, if the parties have not negotiated the contract by a predetermined date, each side may submit a limited number of issues to binding arbitration. The arbitrator's decision on those open points then becomes part of the collective bargaining agreement, and no strike or company self-help will occur. The union contract with the Alaska Airlines pilots, among others, contains an interest arbitration provision. Alaska is currently in negotiations with the Aircraft Mechanics Fraternal Association and the International Association of Machinists and Aerospace Workers Union, representing its clerical, office and passenger service work group.

Alaska's union contracts at December 31, 2002 were as follows:

Union	Employee Group	Number of Employees	Contract Status
Air Line Pilots Association International	Pilots	1,476	Amendable 4/30/05*
Association of Flight Attendants (AFA)	Flight attendants	2,079	Amendable 10/19/03
International Association of Machinists and Aerospace Workers	Rampservice and stock clerks	1,164	Amendable 1/10/04
	Clerical, office and passenger service	3,094	In Negotiations
Aircraft Mechanics Fraternal Association (AMFA)	Mechanics, inspectors and cleaners	1,297	Amendable 12/25/04*
Mexico Workers Association of Air Transport	Mexico airport personnel	78	Amendable 2/28/05
Transport Workers Union of America (TWU)	Dispatchers	28	Amendable 6/30/07*

* Collective bargaining agreement contains interest arbitration provision. The agreement coming out of the current AMFA interest arbitration may not continue to contain an interest arbitration provision.

Horizon's union contracts at December 31, 2002 were as follows:

Union	Employee Group	Number of Employees	Contract Status
International Brotherhood of Teamsters (IBT)	Pilots	608	Amendable 9/13/06
AFA	Flight attendants	444	In Negotiations
AMFA	Mechanics and related classifications	631	Amendable 12/15/02
TWU	Dispatchers	33	Amendable 9/11/05
National Automobile, Aerospace, Transportation and General Workers	Station personnel in Vancouver and Victoria, BC, Canada	92	Amendable 2/14/04

* Horizon is currently preparing to begin negotiations with AMFA concerning this collective bargaining agreement.

Fuel

The Company's operations are significantly affected by the availability and price of jet fuel. Fuel costs were 13.1% of the Company's total operating expenses in 2002. Fuel prices, which can be volatile and which are outside of the Company's control, can have a significant impact on the Company's operating results. Currently, a one-cent change in the fuel price per gallon affects annual fuel costs by approximately $3.8 million. The Company believes that operating fuel-efficient aircraft is an effective hedge against high fuel prices. The Company also purchases fuel hedge contracts to reduce its exposure to fluctuations in the price of jet fuel. Due to the competitive nature of the airline industry, in the event of continuing increases in the price of jet fuel, there can be no assurance that the Company will be able to pass on increased fuel prices to its customers by increasing its fares. Likewise, any potential benefit of lower fuel prices may be offset by increased fare competition and lower revenues for all air carriers.

While the Company does not currently anticipate a significant reduction in fuel availability, dependency on foreign imports of crude oil and the possibility of changes in government policy on jet fuel production, transportation and marketing make it impossible to predict the future availability of jet fuel. In the event there was an outbreak of hostilities or other conflicts in oil producing areas, there could be reductions in the production and/or importation of crude oil. If there were major reductions in the availability of jet fuel, the Company's business would be adversely affected. See Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of the Company's fuel hedging activities.

Frequent Flyer Program

All major airlines have developed frequent flyer programs as a way of increasing passenger loyalty. Alaska's Mileage Plan allows members to earn mileage by flying on Alaska, Horizon and other participating airlines, and by using the services of non-airline partners, which include a credit card partner, telephone companies, hotels, and car rental agencies. Alaska is paid by non-airline partners for the miles it credits to member accounts. With advance notice, Alaska has the ability to change the Mileage Plan terms, conditions, partners, mileage credits, and award levels.

Mileage can be redeemed for free or discounted travel and for other travel industry awards. Upon accumulating the necessary mileage, members notify Alaska of their award selection. Over 75% of the free flight awards on Alaska and Horizon are subject to blackout dates and capacity-controlled seating. Mileage Plan miles do not expire. As of December 31, 2001 and 2002, Alaska estimated that 1,740,000 and 2,067,000, respectively, round-trip flight awards were eligible for redemption by Mileage Plan members who have mileage credits exceeding the 20,000-mile free round-trip domestic ticket award threshold. Of those eligible awards, Alaska estimated that 1,618,000 and 1,931,000, respectively, would ultimately be redeemed. For the years 2000, 2001 and 2002, approximately 281,000, 310,000, and 441,000 round-trip flight awards were redeemed and flown on Alaska and Horizon. Those awards represent approximately 4.8% for 2000, 5.2% for 2001 and 6.8% for 2002 of the total passenger miles flown for each period. For the years 2000, 2001 and 2002, approximately 137,000, 154,000 and 174,000 round-trip flight awards were redeemed and flown on airline partners.

For miles earned by flying on Alaska and travel partners, the estimated incremental cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are accumulated. The incremental cost does not include a contribution to overhead, aircraft cost, or profit. Alaska also sells mileage credits to non-airline partners, such as hotels, car rental agencies, and a credit card company. Alaska defers a majority of the sales proceeds, and recognizes these proceeds as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards issued on Alaska and as other revenue-net for awards issued on other airlines. At December 31, 2001 and 2002, the deferred revenue and the total liability for miles outstanding and for estimated payments to partner airlines was $248.3 million and $303.0 million, respectively.

Other Information

Seasonality and Other Factors

The Company's results of operations for any interim period are not necessarily indicative of those for the entire year, since the air transportation business is subject to seasonal fluctuations. The business of the Company is somewhat seasonal. Quarterly operating income tends to peak during the third quarter.

The results of operations in the air transportation business have also significantly fluctuated in the past in response to general economic conditions. In addition, fare initiatives, fluctuations in fuel prices, labor actions and other factors could impact this seasonal pattern.

No material part of the business of the Company and its subsidiaries is dependent upon a single customer or very few customers. Consequently, the loss of the Company's largest few customers would not have a materially adverse effect upon the Company.

Insurance

The Company carries insurance for public liability, passenger liability, property damage and all-risk coverage for damage to its aircraft, in amounts which, in the opinion of management, are adequate.

As a result of the September 11, 2001 events, aviation insurers have significantly reduced the maximum amount of insurance coverage available to commercial air carriers for liability to persons other than employees or passengers for claims resulting from acts of terrorism, war or similar events (war-risk coverage). At the same time, they significantly increased the premiums for such coverage as well as for aviation insurance in general.

Pursuant to authority granted in the Act, the Government has offered, and the Company has accepted, war risk insurance to replace commercial insurance for renewable 60-day periods until August 31, 2003. In the event the Government fails to renew war-risk insurance and the Company is unable to replace such insurance in the commercial market, the Company's business, financial condition and results of operations would be adversely impacted.

Other Government Matters

The Company has elected to participate in the Civil Reserve Air Fleet (CRAF) program, whereby it has agreed to make available to the federal government a certain number of aircraft in the event of a military call-up. The government would reimburse the Company for the use of such aircraft.

Business Risks

The Company's operations and financial results are subject to various uncertainties, such as global and industry instability, intense competition, volatile fuel prices, a largely unionized labor force, the need to finance large capital expenditures, government regulation, potential aircraft incidents and general economic conditions.

The September 11, 2001 terrorist attacks negatively impacted the Company's business and further threatened or actual terrorist attacks or hostilities involving the U.S. may harm the Company's business in the future.

The terrorist attacks of September 11, 2001 and their aftermath have negatively impacted the Company and the airline industry, generally. Since a substantial portion of airline travel, for both business and leisure, is discretionary, further terrorist activity connected with air travel, or the threat of further terrorist activity, could result in travelers canceling or deferring their plans for air travel and have a material adverse effect on the Company's revenues. In the fourth quarter of 2001, the temporary shutdown of domestic passenger air travel and reduced demand for air travel led Alaska to reduce its flight schedule by approximately 13% and Horizon to reduce its flight schedule by approximately 20%. Because a substantial portion of the Company's costs are fixed in the short term, however, Air Group was unable to offset the reduction in customer demand through cost savings, and the Company's operating results were harmed to a proportionately greater degree. In addition, actual or threatened terrorist activity could:

- result in a grounding of commercial air traffic by the FAA;
- significantly reduce passenger traffic and yields due to a potentially dramatic drop in demand for air travel;
- increase security and insurance costs;
- make it more difficult for Air Group to obtain war risk or other insurance; and
- increase costs from airport shutdowns, flight cancellations and delays resulting from security breaches and perceived safety threats.

Additional terrorist attacks, the fear of such attacks, increased hostilities or U.S. military involvement in Iraq, the Middle East or other regions could have a further negative impact on the airline industry and further enhance the risks described above andmay also lead to increased cost and volatility in fuel prices. The occurance of any of these events could significantly harm the Company's business and results of operations.

Continued weakness in the general economy, and in the airline industry in particular, could have an adverse effect on the Company's business.

Air Group believes that airline traffic, including business traffic, is particularly sensitive to changes in economic growth and expectations. In 2002, weak economic growth contributed to the airline industry suffering significant losses, which are expected to continue in 2003. During 2002, both U.S. Airways and United Airlines filed for bankruptcy. Because airlines operating under bankruptcy protection receive increased flexibility to reduce their costs by voiding contracts and renegotiating existing business obligations, current and future airline bankruptcies could have a substantial impact on industry competition. In the event airlines who have received bankruptcy protection choose to apply some or all of the cost savings they obtain toward reduced fares, bankruptcy by airlines who compete with Air Group may cause the Company to reduce its fares and result in a substantial reduction in revenue and operating margin. Continued weakness in the airline industry may also result in additional industry consolidation, greater reliance on industry alliances, such as code-sharing and frequent flyer reciprocity arrangements, and increased price competition among existing carriers, each of which could dramatically alter the competitive environment in the markets the Company serves and harm the Company's operating results. Continued weak economic performance in the airline industry may also result in a further reduction in Air Group's credit rating and make it more difficult for the Company to raise capital on economical terms. Any general reduction in airline passenger traffic as a result of a soft economy would harm the Company's business.

Air Group incurred operating losses in each year since 2000 and may incur substantial operating losses in the future.

For the year ended, December 31, 2002, Air Group incurred an operating loss of $88.9 million. Prior to that, the Company incurred operating losses of $126.3 million and $33.1 million for the years ended December 31, 2001 and December 31, 2000, respectively. The inability to achieve or sustain profitability may hinder the Company's ability to honor its existing obligations as they become due, to obtain future equity or debt financing or to do so on economical terms, and to sustain and expand its business.

The Company's indebtedness could increase the volatility of its earnings and otherwise restrict its activities.

The Company, like many airlines, has and will continue to have for the foreseeable future a significant amount of indebtedness. Due to its high fixed costs, including aircraft lease commitments and debt service, a decrease in revenues results in a disproportionately greater decrease in earnings. As of December 31, 2002, the Company had approximately $905.3 million of indebtedness outstanding, comprised of approximately $893.5 million in debt and approximately $11.8 million of capital lease obligations.

The Company's outstanding indebtedness could have important consequences. For example, it could:

- limit the Company's ability to obtain additional financing to fund its growth strategy, capital expenditures, acquisitions, working capital or other purposes;
- require the Company to dedicate a material portion of its operating cash flow to fund interest payments on indebtedness, thereby reducing funds available for other purposes; and
- limit the Company's ability to withstand competitive pressures and reduce its flexibility in responding to changing business and economic conditions, including reacting to any economic slowdown in the airline industry.

In addition, the Company has an ongoing need to finance new aircraft deliveries, and there is no assurance that such financing will be available to the Company in sufficient amounts or on acceptable terms. Alaska Airlines' credit facility also contains financial and other restrictive covenants that limit the Company's ability to engage in activities that may be in its long-term best interests. The Company's failure to comply with those covenants could result in an event of default, which, if not cured or waived, could result in the acceleration of the repayment of all of the Company's debts. See Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations" for further discussion of liquidity and capital resources.

If Alaska fails to comply with financial covenants, some of its financing agreements may be terminated.

Alaska is required to comply with specific financial covenants in certain agreements, primarily its $150 million revolving credit facility. The Company cannot ensure that Alaska will be able to comply with these covenants or provisions or that these requirements will not limit the Company's ability to finance its future operations or capital needs. Alaska's inability to comply with the required financial maintenance covenants or provisions could result in default under these financing agreements and would result in a cross default under its other financing agreements. In the event of any such default and Alaska or the Company's inability to obtain a waiver of the default, all amounts outstanding under the agreements could be declared to be immediately due and payable. If Alaska did not have sufficient available cash to pay all amounts that become due and payable, it would have to seek additional debt or equity financing, which may not be available on acceptable terms, or at all. If such financing were not available, Alaska would have to sell assets in order to obtain the funds required to make accelerated payments or risk its aircraft becoming subject to repossession, which could harm the Company's business.

The Company's quarterly results can fluctuate substantially.

The airline industry is characterized generally by low profit margins and high fixed costs, primarily for personnel, aircraft fuel, debt service and rent. The expenses of an aircraft flight do not vary significantly with the number of passengers carried and, as a result, a relatively small change in the number of passengers or in pricing could have a disproportionate effect on an airline's operating and financial results. Accordingly, a minor shortfall in expected revenue levels could cause a disproportionately negative impact on the Company's operating results. In addition to passenger loads, factors that could cause the Company's quarterly operating results to vary include:

- the timing and success of the Company's growth plans as it increases flights in existing markets and enters new markets;
- changes in fuel, security and insurance costs;
- increases in personnel, marketing, aircraft ownership and other operating expenses to support the Company's anticipated growth; and
- the timing and amount of maintenance expenditures.

In addition, seasonal variations in traffic, various expenditures and weather affect the Company's operating results from quarter to quarter. Air Group tends to experience the highest levels of traffic and revenue during the third quarter of each year. Given the Company's high proportion of fixed costs, seasonality can affect its profitability from quarter to quarter. Many of the Company's areas of operations experience bad weather conditions in the winter, causing increased costs associated with deicing aircraft, canceled flights and accommodating displaced passengers. Due to its geographic area of operations, the Company can be more susceptible to adverse weather conditions than some of its competitors, which may be better able to spread weather-related risks over larger route systems.

Due to the factors described above, quarter-to-quarter comparisons of the Company's operating results may not be good indicators of its future performance. In addition, it is possible that in any future quarter the Company's operating results could be below the expectations of investors and any published reports or analyses regarding Air Group. In that event, the price of Air Group's common stock could decline, perhaps substantially.

Increases in fuel costs would harm Air Group's business.

Fuel costs constitute a significant portion of the Company's total operating expenses, comprising 13.1% of total operating expenses for the year ended December 31, 2002. Significant increases in fuel costs would harm Air Group's financial condition and results of operations. The Company estimates that for the year ended December 31, 2002, a one-cent increase in the price per gallon of fuel expense would have increased its fuel expenses by $3.8 million.

Historically, fuel costs have been subject to wide price fluctuations based on geopolitical issues and supply and demand. Fuel availability is also subject to periods of market surplus and shortage and is affected by demand for both home heating oil and gasoline. Because of the effect of these events on the price and availability of fuel, the cost and future availability of fuel cannot be predicted with any degree of certainty. In the event of a fuel supply shortage, higher fuel prices or the curtailment of scheduled service could result. Some of the Company's competitors may have more leverage in obtaining fuel. The Company may be unable to offset increases in the price of fuel through higher fares. To hedge its exposure to fuel price fluctuations, the Company began purchasing hedging instruments, primarily crude oil swaps during 2000. At December 31, 2002, the Company had swap agreements for crude oil contracts in place to hedge approximately 35% of its 2003 expected jet fuel requirements. The Company cannot be certain, however, that its fuel hedging contracts will be sufficient to adequately protect it against fuel price increases.

Many of the Company's employees are covered by collective bargaining agreements. A failure to negotiate new agreements, or to do so on terms competitive with the labor costs and practices of the Company's competitors, could disrupt the Company's business and increase its costs.

As of December 31, 2002, labor unions represented 83% of Alaska's and 46% of Horizon's employees. Alaska is currently in negotiations with the International Association of Machinists and Aerospace Workers union, representing its clerical, office and passenger service work group. Horizon is currently in negotiations with its flight attendants union. Labor costs generally are a significant component of the Company's total expenses, comprising 37% of its total operating expenses in 2002. Each of the Company's different employee groups may require separate collective bargaining agreements, and may make demands that would increase the Company's operating expenses and adversely affect its profitability. If Air Group were unable to reach agreement on the terms of any collective bargaining agreement with any group of its employees or the Company were to experience widespread employee dissatisfaction, the Company could be subject to work slowdowns or stoppages. The Company could also become subject to protests or picketing by organized labor groups representing its employees. Any of these events would be disruptive to the Company's operations and could harm its business. In the event any agreement the Company reaches with an organized labor group requires it to pay wages or to incur costs that are materially higher than those it currently pays or the Company is unable to fully offset such increased costs through fare increases, its expenses would increase and its operating margin would be harmed.

The airline industry is highly competitive and subject to rapid environmental change. The Company may be unable to compete effectively against other airlines with greater financial resources or lower operating costs, or to adjust rapidly enough in the event the basis of competition in its markets changes.

The airline industry is highly competitive as to fares, flight frequency, frequent flyer benefits, routes and service. The industry is particularly susceptible to price discounting because airlines incur only nominal costs to provide service to passengers occupying otherwise unsold seats. The Company currently competes with one or more other airlines on all of its routes. Many of these airlines are larger and have significantly greater financial resources, name recognition or lower operating costs than Air Group. Some of these competitors have chosen from time to time to add service, reduce their fares or both, in the Company's markets. The Company may be unable to compete effectively against other airlines that introduce service or discounted fares in the markets that it serves.

In recent years, and particularly since its deregulation in 1978, the airline industry has undergone substantial consolidation, and it may undergo additional consolidation in the future. For example, in April 2001, American Airlines acquired the majority of Trans World Airlines' assets. In addition, many airlines, including the Company, have marketing alliances with other airlines. Among other things, they share the use of two-letter flight designator codes to identify their flights and fares in the computerized reservation systems and permit reciprocity in their frequent flyer programs. Any consolidation or significant alliance activity within the airline industry, or the Company's loss of key alliance relationships, could result in the Company's competitors having access to larger route networks and resources than Air Group, which, in turn, could increase the risks of competition described above.

The airline industry also faces competition from ground transportation alternatives, such as the bus, train or automobile. Video teleconferencing and other methods of electronic communication may add a new dimension of competition to the industry as business travelers seek lower-cost substitutes for air travel.

Changes in government regulation imposing additional requirements and restrictions on the Company's operations could increase its operating costs and result in service delays and disruptions.

Airlines are subject to extensive regulatory and legal requirements, both domestically and internationally, that involve significant compliance costs. In the last several years, Congress has passed laws, and the DOT and the FAA have issued regulations relating to the operation of airlines that have required significant expenditures. For example, on November 19, 2001, the President signed into law the Aviation and Transportation Security Act (the Security Act). This law federalizes substantially all aspects of civil aviation security and requires among other things, the implementation of certain security measures by airlines and airports, such as the requirement that all passenger bags be screened for explosives. Funding for airline and airport security under the law is primarily provided by a new $2.50 per enplanement ticket tax, with authority granted to the TSA to impose additional fees on the air carriers if necessary to cover additional federal aviation security costs. Implementation of the requirements of the Security Act will result in increased costs for the Company and its passengers. In addition to increased costs, the security measures required to be implemented under the Security Act as well as additional security measures issued by the FAA have on occasion resulted in a longer check-in process for passengers and caused delays and disruptions in airline service, which has led to customer frustration and may reduce the demand for airline travel. Additional laws, regulations, taxes and airport rates and charges have been proposed from time to time that could significantly increase the cost of airline operations or reduce the demand for air travel. If adopted, these measures could have the effect of raising ticket prices, reducing revenue and increasing costs.

The Company's insurance costs have increased substantially as a result of the September 11th terrorist attacks, and further increases in insurance costs would harm its business, financial condition and results of operations.

Following the September 11th terrorist attacks, aviation insurers dramatically increased airline insurance premiums and significantly reduced the maximum amount of insurance coverage available to airlines for liability to persons other than passengers for claims resulting from acts of terrorism, war or similar events to $50 million per event and in the aggregate. In light of this development, under the Stabilization Act, the government is currently offering domestic airlines either (i) excess third-party liability war risk coverage above $50 million, or (ii) in lieu of private war risk insurance, full hull and passenger and third-party liability coverage. Either of these coverages can be obtained with limits up to twice the carrier's pre-9/11 limits, up to $3.0 billion. The Company has obtained the latter coverage at twice its prior limit.

Aviation insurers could increase their premiums even further in the event of additional terrorist attacks, hijackings, airline crashes or other events adversely affecting the airline industry. Furthermore, the full hull and passenger and third-party liability coverage provided by the government is available for renewable 60-day periods until August 31, 2003. While the government may extend the deadline for when it will stop providing such coverage, the Company cannot be certain that any extension will occur, or if it does, how long the extension will last. It is expected that should the government stop providing such coverage to the airline industry, the premiums charged by aviation insurers for this coverage will be substantially higher than the premiums currently charged by the government. Significant increases in insurance premiums would adversely impact the Company's business, financial condition and results of operations.

The Company's failure to successfully expand its business could harm its financial condition and results of operations.

A part of the Company's current profitability strategy involves increasing the frequency of flights in markets it currently serves, expanding the number of markets served and increasing flight connection opportunities. The Company believes that growth will allow it to achieve additional economies of scale and to manage unit costs. Increasing the number of markets the Company serves depends on its ability to access suitable airports, facilities and in some cases regulatory approvals. Any condition that would deny, limit or delay access to such airports, facilities or approvals would constrain the

Company's ability to grow. In addition, successful growth depends on the Company's ability to maintain yields and load factors at profitable levels. Inadequate revenues in new markets may require the Company to revise its current growth strategy. Air Group cannot be certain that it will be able to successfully expand its existing markets or establish new markets, and the failure to do so could harm the Company's financial condition and results of operations.

The Company's reputation and financial results could be harmed in the event of an airline accident or incident.

An accident or incident involving one of the Company's aircraft, such as the loss of Alaska Flight 261 off the coast of California in January 2000, could involve a significant loss of life and result in a loss of faith in the Company's airlines by the flying public. In addition, Air Group could experience significant potential claims from injured passengers and surviving relatives, as well as costs for the repair or replacement of a damaged aircraft and its consequential temporary or permanent loss from service. Airlines are required by the DOT to carry liability insurance. Although the Company believes it currently maintains liability insurance in amounts and of the type generally consistent with industry practice, the amount of such coverage may not be adequate and Air Group may be forced to bear substantial losses from an accident. Substantial claims resulting from an accident in excess of the Company's related insurance coverage would harm Air Group's business and financial results. Moreover, any aircraft accident or incident, even if fully insured and even if it does not involve one of the Company's airlines, could cause a public perception that Air Group's airlines or the equipment it flies is less safe or reliable than other transportation alternatives, which would harm the Company's business.

The Company's operations are often affected by factors beyond its control, including traffic congestion at airports, weather conditions and increased security measures, any of which could harm it's financial condition and results of operations.

Like other airlines, the Company's operations are subject to delays caused by factors beyond its control, including air traffic congestion at airports, adverse weather conditions and increased security measures. Delays frustrate passengers, reduce aircraft utilization and increase costs, all of which in turn affect profitability. During periods of fog, snow, rain, storms or other adverse weather conditions, flights may be cancelled or significantly delayed. Cancellations or delays due to weather conditions, traffic control problems and breaches in security could harm the Company's financial condition and results of operations.

The Company's business could be harmed if it is unable to attract and retain qualified personnel at reasonable costs.

The Company's business is labor intensive, with labor costs representing 37% of Air Group's operating expenses for the year ended December 31, 2002. The Company expects salaries, wages and benefits to increase on a gross basis and that these costs could increase as a percentage of its overall costs, which could harm its business. The Company competes against the major U.S. airlines for labor in many highly skilled positions. Many of the major U.S. airlines offer wage and benefit packages that exceed the Company's wage and benefit packages. As a result, in the future, the Company may have to significantly increase wages and benefits in order to attract and retain qualified personnel or risk considerable employee turnover. If the Company is unable to hire, train and retain qualified employees at a reasonable cost, it may be unable to grow or sustain its business and its operating results and business prospects could be harmed or if it loses the services of key personnel. The Company may also have difficulty replacing management or other key personnel who leave and, therefore, the loss of any of these individuals could harm its business.

ITEM 2. PROPERTIES

Aircraft

The following table describes the aircraft operated and their average age at December 31, 2002.

Aircraft Type	Passenger Capacity	Owned	Leased	Total	Average Age in Years
Alaska Airlines					
Boeing 737-200C	111	8	1	9	21.9
Boeing 737-400	138	9	31	40	7.7
Boeing 737-700	120	16	—	16	2.6
Boeing 737-900	172	6	—	6	1.3
Boeing MD-80	140	15	16	31	12.0
		54	48	102	9.1
Horizon Air					
Bombardier Dash 8-100/200	37	—	28	28	4.8
Bombardier Dash 8-400	70	—	15	15	1.4
Bombardier CRJ 700	70	—	16	16	1.0
Fokker F-28	70	4	—	4	21.2
		4	59	63	4.1

Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," discusses future orders and options for additional aircraft.

Forty-six of the 54 aircraft owned by Alaska as of December 31, 2002 are subject to liens securing long-term debt. Alaska's leased 737-200C, 737-400, and MD-80 aircraft have lease expiration dates in 2003, between 2004 and 2016, and between 2003 and 2013, respectively. Horizon's leased Dash 8 and CRJ 700 aircraft have expiration dates between 2012 and 2018 and between 2018 and 2019, respectively. As part of its fleet modernization plan, Horizon retired the remaining F-28 aircraft on February 14, 2003. Alaska and Horizon have the option to extend most of the leases for additional periods, or the right to purchase the aircraft at the end of the lease term, usually at the then fair market value of the aircraft. For information regarding obligations under capital leases and long-term operating leases, see Note 5 to Consolidated Financial Statements.

At December 31, 2002, all of the Company's aircraft met the Stage 3 noise requirements under the Airport Noise and Capacity Act of 1990. However, special noise ordinances restrict the timing of flights operated by Alaska and other airlines at Burbank, Orange County, San Diego, San Jose and Palm Springs. In addition, Orange County, Reagan National and Long Beach airports restrict the type of aircraft and number of flights.

Ground Facilities and Services

Alaska and Horizon lease ticket counters, gates, cargo and baggage, office space, and other support areas at the majority of the airports they serve. Alaska also owns terminal buildings at various Alaska cities.

Alaska has centralized operations in several buildings located at or near Seattle-Tacoma International Airport (Sea-Tac) in Seattle, Washington. The owned buildings, including land unless located on leased airport property, include a three-bay hangar facility with maintenance shops, a flight operations and training center, an air cargo facility, a reservations and office facility, several office buildings, its corporate headquarters, and two storage warehouses. Alaska also leases a two-bay hangar/office facility at Sea-Tac. Alaska's other major facilities include a regional headquarters building, an air cargo facility, and a leased hangar/office facility in Anchorage; a Phoenix reservations center; and a leased two-bay maintenance facility in Oakland.

Horizon owns its Seattle corporate headquarters building. It leases an operations, training, and aircraft maintenance facility in Portland, and maintenance facilities in Boise, Pasco and Spokane.

ITEM 3. LEGAL PROCEEDINGS

Oakland Maintenance Investigation

In December 1998, the U.S. Attorney for the Northern District of California initiated a grand jury investigation concerning certain 1998 maintenance activities at Alaska's Oakland maintenance base. The investigation was expanded to include the aircraft involved in the loss of Flight 261 in January 2000. The FAA separately proposed a civil penalty in connection with the 1998 maintenance activities, which Alaska and the FAA have settled for an agreed amount. In December 2001, the U.S. Attorney notified Alaska that the evidence it had gathered relative to the 1998 maintenance activities did not warrant the filing of criminal charges, and closed that part of the investigation. The U.S. Attorney also placed the portion of its investigation related to Flight 261 on inactive status, with the possibility of reactivating and reviewing the matter when the NTSB issued its final report on the accident. Accordingly, following the final NTSB hearing on the Flight 261 investigation in December 2002, the U.S. Attorney's Office reactivated the matter in order to review it in light of the final NTSB report.

Flight 261 Litigation

Alaska is a defendant in a number of lawsuits relating to the loss of Flight 261 on January 31, 2000. Representatives of all 88 passengers and crew on board have filed cases against Alaska, the Boeing Company, and others. The suits were originally filed in various state and federal courts in Alaska, California, Washington and Illinois. Since then, they have all been consolidated in the U.S. District Court for the Northern District of California. The suits seek unspecified compensatory and punitive damages. In May 2001, the judge presiding over the majority of the cases ruled that punitive damages are not available against Alaska. Alaska has settled 48 of these cases and continues in its efforts to settle the remaining ones. Trial on the remaining cases is set for July 2003. Consistent with industry standards, the Company maintains insurance against aircraft accidents.

Flight 261 NTSB Proceeding

In January 2003, the NTSB issued its final report on the Flight 261 accident. The report contained the NTSB's findings, conclusions, probable cause of the accident and safety recommendations. NTSB staff's draft report included language that the Board recommend a new FAA inspection of Alaska due to perceived deficiencies in recent maintenance practices. The Board rejected that recommendation.

Management believes the ultimate disposition of the above matters is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts; it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

The Company is also a party to other ordinary routine litigation incidental to its business and with respect to which no material liability is expected.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None.

Executive Officers of the Registrant

The executive officers of Alaska Air Group, Inc. (including its subsidiaries Alaska Airlines and Horizon Air Industries), their positions and their respective ages (as of February 27, 2003) are as follows:

Name	Position	Age	Air Group or Subsidiary Officer Since
John F. Kelly	Chairman and Chief Executive Officer of Alaska Air Group, Inc.; Chairman of Horizon Air Industries, Inc.	58	1981
William S. Ayer	President of Alaska Air Group, Inc.; Chairman, President and Chief Executive Officer of Alaska Airlines, Inc.	48	1985
Bradley D. Tilden	Executive Vice President/Finance and Chief Financial Officer of Alaska Air Group, Inc. and Alaska Airlines, Inc.	42	1994
Keith Loveless	Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group, Inc. and Alaska Airlines, Inc.	46	1996
George Bagley	Executive Vice President/Operations of Alaska Airlines, Inc.	57	1984
Gregg Saretsky	Executive Vice President/Marketing and Planning Alaska Airlines, Inc.	43	1998
Jeffrey D. Pinneo	President and Chief Executive Officer Horizon Air Industries, Inc.	46	1990

Mr. Kelly began serving as Chairman, President and Chief Executive Officer of Alaska Air Group in 1995. He was Alaska Airlines' CEO from 1995 to January 2002, President from 1995 to 1997, Chief Operating Officer from November 1994 to February 1995 and Vice President/Marketing from 1981 to 1987. He has served as Chairman of Horizon Air Industries since 1991, except the period from November 1994 to February 1995, and was President and CEO from June 1987 to November 1994.

Mr. Ayer first became an officer of Horizon Air Industries in 1985 as Vice President/Strategy and Route Planning. In 1988 he became Vice President/Marketing and Planning of Horizon and then Senior Vice President/Operations in February 1995. In August 1995 Mr. Ayer became Vice President/Marketing and Planning of Alaska Airlines. In January 1997 he took the position of Senior Vice President/Customer Service, Marketing and Planning of Alaska Airlines, and in November 1997 became President of Alaska Airlines. In February 2003, the Company announced that Mr. Ayer will succeed Mr. Kelly as Chairman and Chief Executive Officer of the Company later in 2003. Pursuant to this succession plan, in February 2003, Mr. Ayer became President of Alaska Air Group and Chairman, President and Chief Executive Officer of Alaska Airlines.

Mr. Tilden joined Alaska Airlines in 1991, became controller of Alaska Airlines and Alaska Air Group in 1994 and became CFO in February 2000.

Mr. Loveless became Corporate Secretary and Assistant General Counsel of Alaska Air Group and Alaska Airlines in 1996. In 1999, he became Vice President/Legal and Corporate Affairs, General Counsel and Corporate Secretary of Alaska Air Group and Alaska Airlines.

Mr. Bagley was promoted to President and CEO of Horizon Air Industries in 1995, and in January 2002 became Executive Vice President/Operations of Alaska Airlines.

Mr. Saretsky joined Alaska Airlines in March 1998 as Vice President/Marketing and Planning. In 2000 he became Senior Vice President/Marketing and Planning, and in January 2002 was appointed Executive Vice President/Marketing and Planning.

Mr. Pinneo became Vice President/Passenger Service of Horizon Air Industries in 1990. In January 2002 he was promoted to President and CEO of Horizon Air.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON STOCK AND RELATED STOCKHOLDER MATTERS

As of December 31, 2002, there were 26,573,439 shares of common stock issued and outstanding and 4,243 shareholders of record. The Company also held 2,736,287 treasury shares at a cost of $62.5 million. The Company has not paid dividends on the common stock since 1992. Alaska Air Group, Inc.'s common stock is listed on the New York Stock Exchange (symbol: ALK).

The following table shows the trading range of Alaska Air Group, Inc. common stock on the New York Stock Exchange.

	2001		**2002**	
	High	Low	**High**	**Low**
First Quarter	$35.25	$24.40	**$33.90**	**$27.95**
Second Quarter	29.50	24.60	**33.23**	**24.75**
Third Quarter	33.66	17.40	**27.23**	**16.24**
Fourth Quarter	31.10	19.26	**23.72**	**13.66**

ITEM 6. SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA (UNAUDITED)

	1998	1999	2000	2001	**2002**
Consolidated Financial Data:					
Year Ended December 31					
(in millions, except per share amounts)					
Operating Revenues	$1,912.0	$2,091.5	$2,194.0	$2,152.8	**$2,224.1**
Operating Expenses	1,700.1	1,901.7	2,227.1	2,279.1	**2,313.0**
Operating Income (Loss)	211.9	189.8	(33.1)	(126.3)	**(88.9)**
Nonoperating income (expense), net[(a)]	(6.2)	23.2	6.2	62.8	**(12.9)**
Income (loss) before income tax and accounting change	205.7	213.0	(26.9)	(63.5)	**(101.8)**
Income (loss) before accounting change	125.3	129.4	(20.4)	(43.4)	**(67.2)**
Net Income (Loss)	$ 125.3	$ 129.4	$ (67.2)	$ (43.4)	**$ (118.6)**
Average basic shares outstanding	23.388	26.372	26.440	26.499	**26.546**
Average diluted shares outstanding	26.367	26.507	26.440	26.499	**26.546**
Basic earnings (loss) per share before accounting change	$ 5.36	$ 4.91	$ (0.77)	$ (1.64)	**$ (2.53)**
Basic earnings (loss) per share[(b)]	5.36	4.91	(2.54)	(1.64)	**(4.47)**
Diluted earnings (loss) per share before accounting change	4.75	4.88	(0.77)	(1.64)	**(2.53)**
Diluted earnings (loss) per share[(b)]	4.75	4.88	(2.54)	(1.64)	**(4.47)**
At End of Period (in millions, except ratio):					
Total assets	$1,742.6	$2,196.0	$2,528.1	$2,950.5	**$2,880.7**
Long-term debt and capital lease obligations	171.5	337.0	509.2	852.2	**856.7**
Shareholders' equity	822.1	959.2	895.1	851.3	**655.7**
Ratio of earnings to fixed charges[(c)]	2.98	3.07	0.66	0.48	**0.28**
Alaska Airlines Operating Data:					
Revenue passengers (000)	13,056	13,620	13,525	13,668	**14,154**
Revenue passenger miles (RPM) (000,000)	11,283	11,777	11,986	12,249	**13,186**
Available seat miles (ASM) (000,000)	16,807	17,341	17,315	17,919	**19,360**
Revenue passenger load factor	67.1%	67.9%	69.2%	68.4%	**68.1%**
Yield per passenger mile	12.51¢	12.86¢	13.56¢	13.12¢	**12.65¢**
Operating revenues per ASM	9.41¢	9.75¢	10.20¢	9.84¢	**9.47¢**
Operating expenses per ASM	8.25¢	8.81¢	10.35¢	10.24¢	**9.85¢**
Average number of employees	8,704	9,183	9,611	10,115	**10,142**
Horizon Air Operating Data:					
Revenue passengers (000)	4,389	4,984	5,044	4,668	**4,815**
Revenue passenger miles (RPM) (000,000)	1,143	1,379	1,428	1,350	**1,514**
Available seat miles (ASM) (000,000)	1,815	2,194	2,299	2,148	**2,428**
Revenue passenger load factor	63.0%	62.9%	62.1%	62.8%	**62.4%**
Yield per passenger mile	29.02¢	28.77¢	29.82¢	28.15¢	**25.73¢**
Operating revenues per ASM	19.16¢	18.96¢	19.27¢	19.02¢	**17.11¢**
Operating expenses per ASM[(d)]	18.13¢	17.74¢	19.53¢	21.02¢	**17.65¢**
Average number of employees	3,019	3,603	3,795	3,764	**3,476**

(a) Includes capitalized interest of $7.0 million, $12.6 million, $17.7 million, $10.6 million, and $2.7 million for 1998, 1999, 2000, 2001, and 2002 respectively.

(b) For 2000, basic and diluted earnings per share include $(1.77) per share for the $46.8 million cumulative effect of the accounting change for the sale of frequent flyer miles. For 2002, basic and diluted earnings per share include $(1.94) per share for the $51.4 million cumulative effect of the accounting change in connection with the impairment of goodwill.

(c) For 2000, 2001 and 2002, respectively, earnings are inadequate to cover fixed charges by $39.9 million, $69.1 million and $99.5 million.

(d) For 2001, operating expense per ASM excludes the impact of a $10.2 million special charge related to the impairment

Alaska Airlines Financial and Statistical Data

Financial Data (in millions):	Quarter Ended December 31 2001	2002	% Change	Year Ended December 31 2001	2002	% Change
Operating Revenues:						
Passenger	$349.6	**$392.2**	12.2	$1,607.6	**$1,667.8**	3.7
Freight and mail	17.7	**16.6**	(6.2)	78.2	**72.1**	(7.8)
Other — net	18.2	**21.0**	15.4	77.2	**93.2**	20.7
Total Operating Revenues	385.5	**429.8**	11.5	1,763.0	**1,833.1**	4.0
Operating Expenses:						
Wages and benefits	166.4	**179.9**	8.1	642.9	**705.5**	9.7
Contracted services	19.0	**20.4**	7.4	76.0	**80.7**	6.2
Aircraft fuel	49.9	**67.2**	34.7	269.8	**257.3**	(4.6)
Aircraft maintenance	29.7	**41.9**	41.1	129.7	**145.2**	12.0
Aircraft rent	33.6	**32.4**	(3.6)	137.6	**128.2**	(6.8)
Food and beverage service	13.2	**15.6**	18.2	55.5	**63.5**	14.4
Commissions	13.6	**7.6**	(44.1)	64.1	**48.2**	(24.8)
Other selling expenses	23.8	**23.1**	(2.9)	102.7	**101.9**	(0.8)
Depreciation and amortization	30.0	**28.4**	(5.3)	106.1	**114.2**	7.6
Loss on sale of assets	3.2	**1.0**	NM	5.0	**1.7**	NM
Landing fees and other rentals	28.7	**28.3**	(1.4)	99.5	**110.5**	11.1
Other	35.4	**38.0**	7.3	145.7	**150.7**	3.4
Total Operating Expenses	446.5	**483.8**	8.4	1,834.6	**1,907.6**	4.0
Operating Loss	(61.0)	**(54.0)**	(11.5)	(71.6)	**(74.5)**	4.1
Interest income	4.4	**5.7**		26.0	**23.2**	
Interest expense	(12.9)	**(11.5)**		(47.4)	**(46.3)**	
Interest capitalized	0.9	**1.0**		7.5	**2.1**	
U.S. government compensation	52.9	**—**		71.6	**0.3**	
Other — net	(3.1)	**0.2**		(2.5)	**7.9**	
	42.2	**(4.6)**		55.2	**(12.8)**	
Loss Before Income Tax and Accounting Change	$(18.8)	**$(58.6)**	211.7	$ (16.4)	**$ (87.3)**	432.3
Operating Statistics:						
Revenue passengers (000)	3,025	**3,367**	11.3	13,668	**14,154**	3.6
RPMs (000,000)	2,736	**3,164**	15.6	12,249	**13,186**	7.6
ASMs (000,000)	4,121	**4,758**	15.5	17,919	**19,360**	8.0
Passenger load factor	66.4%	**66.5%**	0.1 pts	68.4%	**68.1%**	(0.3)pts
Breakeven load factor	82.2%	**78.4%**	(3.7)pts	73.5%	**73.1%**	(0.4)pts
Yield per passenger mile	12.78¢	**12.40¢**	(3.0)	13.12¢	**12.65¢**	(3.6)
Operating revenue per ASM	9.35¢	**9.03¢**	(3.4)	9.84¢	**9.47¢**	(3.8)
Operating expenses per ASM	10.84¢	**10.17¢**	(6.2)	10.24¢	**9.85¢**	(3.8)
Expense per ASM excluding fuel	9.62¢	**8.76¢**	(8.9)	8.73¢	**8.52¢**	(2.4)
Fuel cost per gallon	71.9¢	**84.7¢**	17.8	88.3¢	**79.6¢**	(9.9)
Fuel gallons (000,000)	69.6	**79.3**	13.9	305.7	**323.3**	5.8
Average number of employees	9,834	**10,065**	2.3	10,115	**10,142**	0.3
Aircraft utilization (blk hrs/day)	9.2	**10.3**	12.0	10.4	**10.6**	1.9
Operating fleet at period-end	101	**102**	1.0	101	**102**	1.0

NM = Not Meaningful

Horizon Air Financial and Statistical Data

Financial Data (in millions):	Quarter Ended December 31 2001	2002	% Change	Year Ended December 31 2001	2002	% Change
Operating Revenues:						
Passenger	$ 79.0	**$ 97.9**	23.9	$380.0	**$389.5**	2.5
Freight and mail	1.3	**1.1**	(15.4)	8.1	**5.0**	(38.3)
Other — net	4.7	**4.4**	(6.4)	20.3	**20.7**	2.0
Total Operating Revenues	85.0	**103.4**	21.6	408.4	**415.2**	1.7
Operating Expenses:						
Wages and benefits	40.9	**39.4**	(3.7)	152.6	**152.6**	0.0
Contracted services	3.5	**4.3**	22.9	13.8	**16.6**	20.3
Aircraft fuel	9.3	**12.2**	31.2	54.5	**44.7**	(18.0)
Aircraft maintenance	8.0	**7.0**	(12.5)	51.6	**25.1**	(51.4)
Aircraft rent	13.8	**16.3**	18.1	48.4	**62.2**	28.5
Food and beverage service	0.6	**0.7**	16.7	2.9	**2.7**	(6.9)
Commissions	2.2	**0.7**	(68.2)	11.3	**6.4**	(43.4)
Other selling expenses	4.7	**5.6**	19.1	22.2	**23.0**	3.6
Depreciation and amortization	6.9	**3.2**	(53.6)	26.7	**17.0**	(36.3)
Gain on sale of assets	(0.1)	**(0.1)**	NM	(0.4)	**(1.6)**	NM
Landing fees and other rentals	8.1	**8.4**	3.7	30.2	**31.2**	3.3
Other	10.4	**11.1**	6.7	37.7	**48.7**	29.2
Special charge — asset impairment	10.2	**—**	NM	10.2	**—**	NM
Total Operating Expenses	118.5	**108.8**	(8.2)	461.7	**428.6**	(7.2)
Operating Loss	(33.5)	**(5.4)**	NM	(53.3)	**(13.4)**	NM
Interest income	—	**—**		—	**0.7**	
Interest expense	(0.3)	**(0.5)**		(3.0)	**(2.1)**	
Interest capitalized	0.3	**0.2**		3.0	**0.6**	
U.S. government compensation	(0.6)	**—**		9.8	**0.2**	
Other — net	(0.9)	**(0.1)**		(1.6)	**1.2**	
	(1.5)	**(0.4)**		8.2	**0.6**	
Loss Before Income Tax and Accounting Change	$ (35.0)	**$ (5.8)**	NM	$ (45.1)	**$ (12.8)**	NM
Operating Statistics:						
Revenue passengers (000)	1,034	**1,194**	15.5	4,668	**4,815**	3.1
RPMs (000,000)	300	**386**	28.7	1,350	**1,514**	12.1
ASMs (000,000)	474	**632**	33.3	2,148	**2,428**	13.0
Passenger load factor	63.3%	**61.1%**	(2.2)pts	62.8%	**62.4%**	(0.4)pts
Breakeven load factor	84.4%	**65.0%**	(19.4)pts	70.8%	**65.0%**	(5.8)pts
Yield per passenger mile	26.33¢	**25.35¢**	(3.7)	28.15¢	**25.73¢**	(8.6)
Operating revenue per ASM	17.93¢	**16.36¢**	(8.8)	19.02¢	**17.11¢**	(10.0)
Operating expenses per ASM*	22.85¢	**17.22¢**	(24.6)	21.02¢	**17.65¢**	(16.0)
Expense per ASM excluding fuel*	20.89¢	**15.28¢**	(26.8)	18.48¢	**15.82¢**	(14.4)
Fuel cost per gallon	77.4¢	**87.7¢**	13.3	93.4¢	**82.0¢**	(12.2)
Fuel gallons (000,000)	12.0	**13.9**	15.8	58.3	**54.5**	(6.5)
Average number of employees	3,534	**3,518**	(0.5)	3,764	**3,476**	(7.7)
Aircraft utilization (blk hrs/day)	6.7	**7.5**	11.9	7.6	**7.5**	(1.5)
Operating fleet at period-end	60	**63**	5.0	60	**63**	5.0

* 2001 amounts exclude the impact of a special charge in December 2001

NM = Not Meaningful

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with our financial statements and the related notes contained elsewhere in this Annual Report on Form 10-K. All statements in the following discussion which are not reports of historical information or descriptions of current accounting policy are forward-looking statements. Please consider our forward-looking statements in light of the risks referred to in this report's introductory cautionary note. There can be no assurance that actual developments will be those anticipated by the Company. Actual results could differ materially from those projected as a result of a number of factors, some of which the Company cannot predict or control. For a discussion of these factors, see Item 1 "Business Risks".

Industry Conditions

The airline industry is cyclical. Generally speaking, economic conditions were strong during 2000, but weakened during 2001 and 2002. Because the industry has high fixed costs in relation to revenues, a small change in load factors or fare levels has a large impact on profits. For most airlines, labor and fuel account for almost half of operating expenses. The relatively strong economy in the late '90s put upward pressure on labor costs. Fuel prices have been volatile in the last three years. Fuel cost per gallon increased 54% in 2000, decreased 14% in 2001 and 10% in 2002.

On September 11, 2001, the United States was attacked by terrorists using hijacked jets of two U.S. airlines. The FAA shut down all commercial airline flight operations for September 11 and 12. Airlines resumed flight operations at reduced levels on September 13. These events, combined with continued slowing economic conditions in 2002, have had a significant negative impact on demand for airline travel. Throughout the industry, airlines continue to cut capacity and have instituted a variety of cost-saving measures. In addition, credit rating agencies have downgraded the long-term credit ratings of most U.S. airlines and their related entities, including Alaska Air Group, Inc. On September 22, 2001, the U.S. Government passed the Air Transportation Safety and System Stabilization Act (the Act) to provide $5 billion of cash compensation and $10 billion of loan guarantees to U.S. airlines. The purpose of the Act was to compensate the airlines for direct and incremental losses for the period September 11 through December 31, 2001 as a result of the September 11 terrorist attacks. As of December 31, 2001, Alaska had recognized $71.6 million and Horizon had recognized $9.8 million of the $5 billion cash compensation. During the third quarter of 2002, the United States Department of Transportation (DOT) completed its review procedures and remitted final compensation payments to Alaska and Horizon of $0.2 million and $0.2 million, respectively.

Results of Operations

2002 Compared with 2001

The consolidated loss before accounting change for 2002 was $67.2 million, or $2.53 per share compared with a loss of $43.4 million, or $1.64 per share in 2001. The consolidated operating loss was $88.9 million in 2002 compared with an operating loss of $126.3 million in 2001. Consolidated results in 2001 and 2002 include $81.4 million and $0.5 million, respectively, of government compensation recognized resulting from the Act. Consolidated results for 2002 include a $51.4 million charge in connection with write-off of all of the Company's goodwill (See Note 15 to the Consolidated Financial Statements). Financial and statistical data for Alaska and Horizon is shown in Item 6. A discussion of this data follows.

Alaska Airlines Revenues

Operating revenue increased 3.7% during 2002 as compared to 2001. Available seat miles (ASMs or capacity) increased during each quarter of 2002 as compared to 2001 due to the addition of service to five cities (Calgary, Boston, Denver, Newark and Miami) and due to the negative impact of the terrorist attacks on 4th quarter 2001 capacity. For the full year 2002, capacity was up 8.0% while revenue passenger miles (RPMs or traffic) increased at a slightly lower rate (7.6%), resulting in a 0.3 point decrease in passenger load factor (RPMs divided by ASMs). In our largest market, Southern California, capacity was slightly higher in 2002 compared to 2001, and traffic was slightly lower, resulting in a decrease in load factor of 1.1 points. Capacity and traffic gains experienced in the last two quarters in this market were offset by decreases in the first two quarters. In our second largest market, Anchorage/Fairbanks to the U.S. mainland, both capacity and traffic increased when compared to 2001; traffic increased at a higher rate than capacity, resulting in a increase in load factor of 1.8 points for the year. The average load factor for our newest five cities was better than the system average.

Yield per passenger mile was down in each quarter of the year: 5.0% in the first quarter, 2.5% in the second quarter, 3.9% in the third quarter and 3.0% in the fourth quarter. The decrease in passenger yield was due to a combination of fewer business passengers, a drop off in demand due to the events of September 11, fare sales offered to stimulate demand, and the sagging economy. For the full year 2002, yields were down 3.6%. The higher traffic combined with the lower yield resulted in a 3.7% increase in passenger revenue.

Freight and mail revenues decreased 7.8%. After September 11, new security measures had a negative impact on our freight and mail volumes, resulting in a negative impact on revenues.

Other-net revenues increased 20.7%, largely due to increased revenue from the sale of miles in Alaska's frequent flyer program, and redemption of miles on partner airlines (Alaska recognizes revenue for the difference between the funds received for the sale of miles to third parties and the cost of the award redemptions on partner airlines).

Alaska Airlines Expenses

Excluding fuel, operating expenses grew by $85.5 million, or 5.5%, as a result of an 8.0% increase in ASMs and a 2.4% decrease in cost per ASM. The cost per ASM excluding fuel increased slightly by 0.2% during the first nine months of 2002 when compared to the same period in 2001, but decreased by 8.9% in the fourth quarter, primarily due to the impact of the terrorist attacks in 2001. Explanations of significant year-over-year changes in the components of operating expenses are as follows:

- Wages and benefits increased 9.7% due to a 9.5% increase in average wages and benefits per employee and a 0.3% increase in the number of employees. The 2002 results include a full year of a pilot wage increase which occurred in June 2001, step increases for union employees, and annual merit raises for management employees. Additionally, benefits expense significantly increased due to increases in defined benefit plan costs and increases in health insurance for all employees.

- Contracted services increased 6.2%, primarily due to higher rates for ground handling services and a slightly higher volume of services due to capacity growth. Increased airport security screening costs subsequent to September 11 also contributed to the increase.

- Aircraft fuel expense decreased 4.6% due to a 9.9% decrease in the cost per gallon of fuel, offset by a 5.8% increase in gallons consumed. Fuel consumption rate per flight hour decreased slightly by 0.1%. The lower fuel prices saved $28.1 million.

- Aircraft maintenance expense increased 12.0% as a result of more airframe checks in 2002. In addition, the 2001 results reflect a reduced flight schedule as a result of the September 11 terrorist attacks which resulted in the deferring of certain C checks and heavy checks into 2002.

- Commission expense decreased 24.8% due to the elimination of travel agent base commissions and the continuing shift to direct sales channels. In June 2002, the Company changed its travel agent commissions program to eliminate base commissions and move to a 100% incentive-based program. In 2002, 55.9% of Air Group ticket sales were made through travel agents, versus 59.9% in 2001. In 2002, 21.0% of the ticket sales were made through Alaska's Internet web site versus 16.3% in 2001.

- Other selling expense consists of credit card commissions, computer reservation systems fees, Mileage Plan award costs for miles earned by flying on Alaska or Horizon, and advertising expenses. The slight decrease in 2002 as compared to the same period in 2001 is primarily due to increases in credit card commissions partially offset by decreases in CRS fees, advertising expense and Mileage Plan awards.

- Depreciation and amortization increased 7.6% in 2002 as compared to 2001, primarily due to the addition of eight owned aircraft during the first and second quarters of 2001.

- Landing fees and other rentals increased 11.1%, exceeding the 3.1% increase in landings, due to higher landing fee and rental rates at airports throughout the system. The higher rates reflect the airports' increased cost of operations due to new security directives and expansion of their facilities.

- Other expense increased 3.4%, primarily due to higher expenditures for insurance, flight crew hotels and utilities, partly offset by lower property taxes, recruiting, passenger remuneration, uninsured losses and legal costs. Subsequent to the events of September 11, the Company experienced significant increases in hull, liability and war risk insurance rates, and was also subject to surcharges for war risk coverage. As a result of these increases, Alaska incurred $37.4 million in aircraft insurance expense in 2002, compared to $13.1 million in 2001.

Horizon Air Revenues

For the year 2002, capacity was up 13.0% and traffic was up 12.1%, resulting in a 0.4 decrease in passenger load factor. Passenger yields were down 10.4% in the first quarter, down 11.6% in the second quarter, down 7.0% in the third quarter and down 3.7% in the fourth quarter due to a reduction in business passengers and the economic downturn. For the full year 2002, yields were down 8.6%. The increased traffic combined with the lower yield resulted in a 2.5% increase in passenger revenue.

Freight and mail revenues decreased 38.3%. In June 2001, Horizon ceased carrying general freight in order to focus on carrying higher-yield small packages instead. This change, along with the impact of the September 11 terrorist attacks, led to the decline in revenues. Other-net revenues increased 2.0%, primarily due to manufacturer support received as compensation for delays in delivery of CRJ 700 aircraft.

Horizon Air Expenses

Cost per ASM decreased 14.4% as a result of a 13.0% increase in ASMs combined with a $13.1 million, or 3.3% decrease in operating expenses, excluding fuel and special charge. Unit costs in 2001 were adversely impacted by the capacity reductions that resulted from the September 11 terrorist attacks. Additionally, Horizon's expenses in 2001 were adversely impacted by the delay in the delivery of the CRJ 700 aircraft from January 2001 to July 2001. Explanations of significant year-over-year changes in the components of operating expenses are as follows:

- Wages and benefits remained constant due to the combination of an 8.3% increase in average wages and benefits per employee and a 7.7% reduction in the number of employees. The Company recognized a $3.2 million signing bonus in the fourth quarter of 2001 related to a new pilot contract. Excluding that bonus, average wages and benefits were up 10.7%.

- Aircraft fuel expense decreased 18.0% due to a 6.5% decrease in gallons consumed and a 12.2% decrease in the cost per gallon of fuel. The fuel consumption rate per flight hour decreased 5.0% due to the use of more fuel-efficient Dash 8-400 and CRJ 700 aircraft.

- Aircraft maintenance expense decreased 51.4% due to greater use of new aircraft in 2002 (still under warranty), a 1.5% decrease in aircraft block hours and higher expenses in 2001 related to the phasing out of the Fokker F-28 jet aircraft.

- Aircraft rent increased 28.5% due to higher rental rates incurred on new Dash 8-400 and CRJ 700 aircraft rented in 2002 and 2001.

- Depreciation and amortization expense decreased 36.3%, largely due to higher depreciation in 2001 on Fokker F-28 jet aircraft spare parts and airframes which did not recur in 2002.

- Landing fees and other rentals increased 3.3% due to higher landing fee and rental rates at airports throughout the system. The higher rates reflect the airports' increased cost of operations due to new security directives and expansion of their facilities.

- Other expense increased 29.2%, primarily due to higher expenditures for insurance. Subsequent to the events of September 11, the Company experienced significant increases in hull, liability and war risk insurance rates, and was also subject to surcharges for war risk coverage. As a result of those increases, insurance expense for aircraft for Horizon in 2002 was $16.1 million, compared to $6.1 million in 2001.

- The $10.2 million special charge in 2001 recognizes the loss in value of owned Fokker F-28 aircraft and related spare parts. The F-28s, which are being replaced with more fuel-efficient CRJ 700 regional jets, were completely taken out of service on February 14, 2003. The remaining net book value of these aircraft and related spare parts as of December 31, 2002, was $8.1 million.

Consolidated Nonoperating Income (Expense)

Net nonoperating loss was $12.9 million in 2002 compared to nonoperating income of $62.8 million in 2001. The $75.7 million decrease was primarily due to U.S. government compensation of $81.4 million recognized in 2001 compared to $0.5 million in 2002.

In 2001, Alaska and Horizon recognized $71.6 million and $9.8 million, respectively of U.S. government compensation. During the third quarter of 2002, the DOT completed its review procedures and remitted final compensation payments to Alaska and Horizon of $0.2 million and $0.2 million, respectively. Interest expense, net of capitalized interest totaled $36.8 million in 2001 which compares to $43.6 million in 2002.

The Company has fuel hedge contracts that are carried on the balance sheet at fair value. Each period, the contracts are measured and adjusted to fair market value. The change in the value of the fuel hedge contracts that perfectly offsets the change in the value of the aircraft fuel being hedged is recorded as other comprehensive income/loss until the hedged contract is settled and is then recognized in earnings. To the extent the change in the value of the fuel hedge contracts does not perfectly offset the change in the value of the aircraft fuel purchase being hedged, that portion of the hedge is recognized in earnings. In 2001 and 2002, $7.4 million of expense and $6.4 million of income, respectively, was recorded as part of other nonoperating expense to recognize the hedge ineffectiveness on the contracts. As detailed in Note 1 to the Consolidated Financial Statements, at December 31, 2002, the Company has fuel hedge contracts for 140 million gallons of projected jet fuel usage in 2003, which represents approximately 35% of projected usage.

Cumulative Effect of Accounting Change

Effective January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets". Under this Statement, the Company's goodwill will no longer be amortized, but instead will be tested for impairment on a minimum of an annual basis. During the second quarter of 2002, the Company completed the first step of its impairment test related to its $51.4 million of goodwill. The test was performed using Alaska and Horizon as separate reporting units. In the fourth quarter of 2002, the Company completed the second step of its impairment test and determined that all of the Company's goodwill was impaired. As a result, the Company recorded a one-time, non-cash charge, effective January 1, 2002, of $51.4 million ($12.5 million Alaska and $38.9 million Horizon) to write-off all of its goodwill. This charge is reflected as a cumulative effect of accounting change in the Consolidated Statement of Operations for 2002.

2001 Compared with 2000

The consolidated net loss for 2001 was $43.4 million, or $1.64 per share compared with a loss before accounting change of $20.4 million, or $0.77 per share in 2000. The consolidated operating loss was $126.3 million in 2001 compared with an operating loss of $33.1 million in 2000. The larger operating loss was primarily due to the weakening economy, partially offset by a decrease in fuel costs, and also due to the negative impact of the terrorist attacks, for which the Company has been partially compensated by the U.S. government.

Alaska Airlines Revenues

Capacity increased 6.7% during the first nine months of 2001 due to normal growth, but decreased 5.9% in the fourth quarter due to the impact of the terrorist attacks. Alaska operated approximately 87% of its previously planned schedule in the fourth quarter. For the full year 2001, capacity was up 3.5% but traffic grew by only 2.2%, resulting in a 0.8 point decrease in passenger load factor. In our largest market, Southern California, capacity was slightly lower in 2001 compared to 2000, resulting in flat traffic and a slight increase in load factor (0.2 points). Capacity and traffic gains experienced in the second quarter in this market were offset by decreases in the fourth quarter. In our second largest market, Anchorage/Fairbanks to the U.S. mainland, capacity increased in the upper-single digits, but traffic increases were not as high, resulting in a decrease in load factor of 2.3 points for the year. Our newest market, Seattle to Washington D.C., which operated primarily in the fourth quarter, had an average load factor for the fourth quarter that was better than the system average.

Passenger yields were up 2.8% in the first quarter due to fuel-related fare increases implemented in late 2000. In the second and third quarters, yield was down 2.4% and 5.7%, respectively, due to a decline in business passengers and fare sales. Yields were down 7.0% in the fourth quarter due to a combination of fewer business passengers, a drop off in demand due to the events of September 11, and fares sales offered to stimulate demand. For the full year 2001, yields were down 3.2%. The higher traffic combined with the lower yield resulted in a 1.1% decrease in passenger revenue.

Freight and mail revenues, which were also adversely impacted by the September 11 terrorist attacks, increased 2.4%. Prior to September 11, freight revenues were flat compared to 2000, but mail revenues had increased compared to 2000 due to higher yields. Volumes of mail shipped were lower than in 2000, but the rate increases instituted in early 2001 resulted in higher revenues. After September 11, two security measures impacted our freight and mail business: first, the limitation on carrying mail greater than 16 ounces on flights with 60 or more passengers limited our ability to carry mail from Alaska to the U.S. mainland. Second, we may only carry freight from known shippers, which negatively impacted our freight volumes. The effects of these two measures will have a slightly negative impact on revenues in the future.

Other-net revenues increased 19.9%, largely due to increased revenue from the sale of miles in Alaska's frequent flyer program.

Alaska Airlines Expenses

Excluding fuel, operating expenses grew by $85.7 million, or 5.8%, as a result of a 3.5% increase in ASMs and a 2.3% increase in cost per ASM. The cost per ASM excluding fuel remained constant during the first nine months of 2001 when compared to the same period in 2000 but increased by 10.1% in the fourth quarter, primarily due to the impact of the terrorist attacks and labor costs. Explanations of significant year-over-year changes in the components of operating expenses are as follows:

- Wages and benefits increased 11.4% due to a 5.2% increase in the number of employees combined with a 5.9% increase in average wages and benefits per employee. Employees were added in most areas to support the net addition of six aircraft to the operating fleet. The 2000 results include a $1.8 million charge for a flight attendant early retirement program. The 2001 results include approximately $13.4 million of added expense for a pilot pay increase that was effective June 2001. Excluding these items, average wages and benefits per employee increased 4.0%, which was due to increases for union employees, annual merit raises for management employees, and higher pension and health insurance costs for all employees.

- Contracted services increased 11.3%, primarily due to higher rates for ground handling services and a slightly higher volume of services due to capacity growth. Increased airport security screening costs subsequent to September 11 also contributed to the increase.

- Aircraft fuel expense decreased 13.8% due to a 14.6% decrease in the cost per gallon of fuel, offset by a 0.9% increase in gallons consumed. The fuel consumption rate decreased 2.8% due to the use of more fuel-efficient B737-700 and B737-900 aircraft. The lower fuel prices saved $46.2 million.

- Aircraft maintenance expense decreased .9% as a result of fewer airframe checks in 2001. We also incurred lower outside engine repair costs in 2001 compared to 2000.

- Commission expense decreased 1.5%, consistent with the 1.1% decrease in passenger revenue, and also due to a smaller proportion of sales being made through travel agents. In 2001, 59.9% of Air Group ticket sales were made through travel agents, versus 63.9% in 2000. In 2001, 16.3% of the ticket sales were made through Alaska's Internet web site versus 10.4% in 2000.

- Other selling expense consists of credit card commissions, computer reservation systems fees, Mileage Plan award costs, and advertising expenses. The decrease in 2001 compared to the same period in 2000 is primarily due to the Company recording a charge of $40.2 million in 2000 due to a change in estimate for the cost of travel awards earned by Mileage Plan members flying on travel partners and an increase in the number of awards that will ultimately be redeemed for travel. Higher costs are a result of increasing the estimated costs Alaska incurs to acquire awards on other airlines for its Mileage Plan members, as well as lower assumed forfeiture miles.

- Depreciation and amortization increased 23.7%, primarily due to the addition of eight owned aircraft during 2001.

- Landing fees and other rentals increased 33.7%, exceeding the 2.5% increase in landings, due to higher landing fee and rental rates at airports throughout the system. The higher rates reflect the airports' increased cost of operations due to new security directives, expansion of their facilities, and increased costs for utilities. Due to the events of September 11, airports are experiencing fewer landings and lower receipts from concessionaires. Therefore, the Company anticipates that these revenue shortfalls will be passed through to airlines via increased landing fees and terminal rents. In the fourth quarter of 2001, the Company expensed $5.1 million for estimated shortfalls related to 2001.

- Other expense increased 2.4%, primarily due to higher expenditures for insurance, flight crew hotels and utilities, partly offset by lower recruiting, passenger remuneration, and legal costs. Subsequent to the events of September 11, the Company experienced significant increases in hull, liability and war risk insurance rates, and was also subject to surcharges for war risk coverage.

Horizon Air Revenues

Capacity was essentially flat during the first eight months of 2001, but decreased 26.3% in September and 16.1% in the fourth quarter due to the impact of the terrorist attacks. Horizon operated approximately 80% of its previously planned schedule in the fourth quarter. For the full year 2001, capacity was down 6.6% and traffic was down 5.5%, resulting in a 0.7 point increase in passenger load factor. Passenger yields were down 1.3% in the first quarter, down 4.6% in the second quarter, and down 8.2% in the third quarter due to a reduction in business passengers, and down 9.4% in the fourth quarter due to a combination of fewer business passengers and lower fares. For the full year 2001, yields were down 5.6%. The lower traffic combined with the lower yield resulted in a 10.8% decrease in passenger revenue.

Freight and mail revenues decreased 27.7%. In June 2001, Horizon ceased carrying general freight in order to focus on carrying higher-yield small packages instead. This change, along with the impact of the September 11 terrorist attacks, led to the decline in revenues. Other-net revenues increased $14.2 million, primarily due to manufacturer support received as compensation for delays in delivery of CRJ 700 aircraft.

Horizon Air Expenses

Cost per ASM increased 12.1% as a result of a 6.6% decrease in ASMs and an $18.1 million, or 4.8% increase in operating expenses, excluding fuel and special charge. Unit costs were adversely impacted by the capacity reductions that resulted from the September 11 terrorist attacks. Additionally, Horizon's expenses were adversely impacted by the delay in the delivery of the CRJ 700 aircraft from January 2001 to July 2001. The Company hired and trained pilots, flight attendants and mechanics, and purchased spare parts in anticipation of the new fleet delivery, which was to commence in January. Those preparations increased expenses from the beginning of the year, but the total expected benefits of the new and more efficient aircraft occurred much later in the year due to the delay. Explanations of significant year-over-year changes in the components of operating expenses are as follows:

- Wages and benefits increased 9.9% due to the combination of a 10.8% increase in average wages and benefits per employee and a 0.8% reduction in the number of employees. The Company recognized a $3.2 million signing bonus in the fourth quarter related to a new pilot contract. Excluding that bonus, average wages and benefits were up 8.5%.

- Aircraft fuel expense decreased 22.4% due to a 12.3% decrease in gallons consumed and an 11.6% decrease in the cost per gallon of fuel. The fuel consumption rate decreased 2.0% due to the use of more fuel-efficient Dash 8-400 and CRJ 700 aircraft.

- Aircraft maintenance expense decreased 18.5% due to a 9.2% decrease in aircraft block hours, the greater use of new aircraft in 2001, and higher expenses in 2000 related to the phasing out of the Fokker F-28 jet aircraft.

- Aircraft rent increased 13.9% due to higher rental rates incurred on new Dash 8-400 and CRJ 700 aircraft rented in 2001.

- Depreciation and amortization expense increased 29.0%, largely due to added depreciation on Fokker F-28 jet aircraft spare parts and airframes.

- Landing fees and other rentals increased 18.9% due to higher landing fee and rental rates at airports throughout the system. The higher rates reflect the airports' increased cost of operations due to new security directives, expansion of their facilities, and increased costs for utilities. Due to the events of September 11 and the slowing economy, airports are experiencing fewer landings and lower receipts from concessionaires. Therefore, the Company anticipates that those revenue shortfalls will be passed through to airlines via increased landing fees and terminal rents. In the fourth quarter of 2001, the Company expensed $1.5 million for estimated shortfalls related to 2001.

- Other expense increased 6.5%, primarily due to higher expenditures for insurance. Subsequent to the events of September 11, the Company experienced significant increases in hull, liability and war risk insurance rates, and was subject to surcharges for war risk coverage.

- The $10.2 million special charge recognizes the loss in value of owned Fokker F-28 aircraft and related spare parts. The F-28s, which are being replaced with more fuel-efficient CRJ 700 regional jets, were completely taken out of service as of February 14, 2003 The remaining net book value of these aircraft and related spare parts as of December 31, 2001, was $16.2 million.

Consolidated Nonoperating Income (Expense)

Net nonoperating income was $62.8 million in 2001 compared to $6.2 million in 2000. The $56.6 million increase was primarily due to U.S. government compensation, partially offset by interest expense.

In 2001, Alaska and Horizon recognized $71.6 million and $9.8 million, respectively of U.S. government compensation, under the Air Transportation Safety and System Stabilization Act described above under Industry Conditions. During the third quarter of 2002, the DOT completed its review procedures and remitted final compensation payments to Alaska and Horizon of $0.2 million and $0.2 million, respectively. Interest expense, net of capitalized interest, increased $18.5 million due to new debt incurred during the year ended December 31, 2001.

Effective January 1, 2001, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended. The cumulative effect of adoption of SFAS No. 133 was not material to the Company's financial position or results of operations. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. The Company has fuel hedge contracts that are carried on the balance sheet at fair value. Each period, the contracts are measured and adjusted to fair market value. The change in the value of the fuel hedge contracts that perfectly offsets the change in the value of the aircraft fuel purchase being hedged is recorded as comprehensive income/loss until the hedged contract is settled and is then recognized in earnings. To the extent the change in the value of the fuel hedge contracts does not perfectly offset the change in the value of the aircraft fuel purchase being hedged, that portion of the hedge is recognized in earnings. In 2001, $7.4 million of charges were recorded as part of other nonoperating expense to recognize the hedge ineffectiveness on the fuel contracts.

Critical Accounting Policies

The Company has three critical accounting policies that require a more significant amount of management judgment than other accounting policies the Company employs. They are described below.

Mileage Plan

The Company has a loyalty program that awards miles to passengers who fly on Alaska or Horizon and our travel partners. Additionally, the Company sells miles to third parties, such as our credit card partner, for cash. In either case, the outstanding miles may be redeemed for travel on Alaska, Horizon, or any of our alliance partners. The Company has an obligation to provide this future travel; therefore, for awards to passengers who fly on Alaska, Horizon or our travel partners, the Company recognizes a liability and the corresponding expense for this future obligation. For miles sold to third parties, the sales proceeds related to future travel are recorded as deferred revenue and recognized when the award transportation is provided.

At December 31, 2002, the Company had 72 billion miles outstanding, representing a liability of $303 million. The liability is computed based on several assumptions that require management judgment to estimate and formulate. There are uncertainties inherent in estimates; therefore, an incorrect assumption impacts the amount and/or timing of revenue recognition or Mileage Plan expenses. The most significant assumptions in accounting for the Mileage Plan are described below.

1. *The number of miles that will not be redeemed for travel and the miles used per award (i.e. free ticket):*
   Outstanding miles may not always be redeemed for travel. Members may not reach the threshold necessary for a free

ticket and outstanding miles may not always be redeemed for travel. Therefore, based on the number of Mileage Plan accounts and the miles in the accounts, the Company estimates how many miles will never be used, and does not record a liability for those miles. We also estimate how many miles will be used per award. If actual miles used are more or less than estimated, we may need to adjust the liability and corresponding expense.

2. *The costs which will be incurred to carry the passenger:*
   When the frequent flyer travels on his or her award ticket, incremental costs such as food, fuel and insurance, are incurred by the Company to carry that passenger. The Company estimates what these costs will be and accrues a liability. If the passenger travels on another airline, the Company often must pay the other airline for carrying the passenger. The other airline costs are based on negotiated agreements and are often higher than the costs incurred by the Company to carry that passenger. The Company estimates how much it will pay to other airlines for future travel awards and accrues this expense. When the award is flown, if the costs actually incurred by the Company or paid to other airlines are higher or lower than the costs that were estimated and accrued, the liability may be under or overstated.

3. *Redemption on Alaska or Horizon versus other airlines:*
   The cost for Alaska or Horizon to carry an award passenger is typically lower than the cost the Company will pay to other airlines. The Company estimates the number of awards which will be redeemed on Alaska or Horizon versus other airlines and accrues the costs based on this estimate. If the number of awards redeemed on other airlines is higher or lower than estimated, the liability may be under or overstated.

The Company reviews all Mileage Plan estimates each quarter, and changes certain assumptions based on historical trends. In 2000, the Company recorded a charge of $40.2 million, primarily due to a change in estimate for the cost of travel awards earned by Mileage Plan members flying on travel partners and an increase in the number of awards that will ultimately be redeemed for travel.

Pension Plans

The Company accounts for the defined benefit pension plans using Statement of Financial Accounting Standards No. 87, Employer's Accounting for Pensions (SFAS 87). Under SFAS 87, pension expense is recognized on an accrual basis over employees' approximate service periods. Pension expense calculated under SFAS 87 is generally independent of funding decisions or requirements. The Company recognized expense for its defined benefit pension plans of $13.5 million, $20.0 million and $40.0 million in 2000, 2001 and 2002, respectively.

The calculation of pension expense and the corresponding liability requires the use of a number of critical assumptions, including the expected long-term rate of return on plan assets and the assumed discount rate. Changes in these assumptions can result in different expense and liability amounts, and future actual experience can differ from these assumptions. At December 31, 2002, the fair value of the Company's pension plan assets totaled $418.1 million. Lower investment returns, benefit payments and declining discount rates have resulted in an under-funded plan of $87.2 million (net of tax of $52.5 million) as of December 31, 2002. The Company anticipates making a cash contribution of approximately $38.0 million during 2003.

Pension expense increases as the expected rate of return on pension plan assets decreases. At December 31, 2002, the Company estimates that the pension plan assets will generate a long-term rate of return of 8.0%. This rate is lower than the assumed rate of 10.0% used at both December 31, 2000 and 2001 and was developed by evaluating input from consultants and economists as well as long-term inflation assumptions. The Company regularly reviews the actual asset allocation and periodically rebalances investments as considered appropriate. This expected long-term rate of return on plan assets at December 31, 2002 is based on an allocation of U.S. equities and U.S. fixed income securities. Decreasing the expected long-term rate of return by 0.5% (from 8.0% to 7.5%) would increase the Company's estimated 2003 pension expense by approximately $2.2 million.

Pension liability and future pension expense increase as the discount rate is reduced. The Company discounted future pension obligations using a rate of 7.50%, 7.25% and 6.75% at December 31, 2000, 2001 and 2002, respectively. The discount rate is determined based on the current rates earned on high quality long-term bonds. Decreasing the discount rate by 0.5% (from 6.75% to 6.25%) would increase the Company's accumulated benefit obligation at December 31, 2002 by approximately $35.2 million and increase the estimated 2003 pension expense by approximately $6.4 million.

Future changes in plan asset returns, assumed discount rates and various other factors related to the participants in our pension plans will impact the Company's future pension expense and liabilities. The Company cannot predict with certainty what these factors will be in the future.

Long-lived Assets

In accounting for long-lived assets, the Company must make estimates about the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on the fair value of the assets and the cash flows they generate. Factors indicating potential impairment include, but are not limited to, significant decreases in the market value of the long-lived assets, a significant change in the long-lived assets condition, and operating cash flow losses associated with the use of the long-lived asset. Due to the events of September 11 and the impact on the airline industry, in 2001 the Company evaluated whether the book value of its aircraft was impaired in accordance with Statement of Financial Accounting Standards No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The Company performed an impairment test, as required by SFAS No. 121, which was based on the estimated future undiscounted cash flows to be generated by the Company's aircraft. Based on this test, the Company determined that the Horizon Fokker F-28 fleet was impaired, and a write-down of $10.2 million was taken against the book value of those aircraft and related spare parts.

In 2002, due to the sagging economy and its impact on the airline industry, the Company evaluated whether the book value of its aircraft was impaired in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (This statement supercedes SFAS No. 121). No impairment was necessary based on the results of the evaluation.

There is inherent risk in estimating the future cash flows used in the impairment test. If cash flows do not materialize as estimated, there is a risk the impairment charges recognized to date may be inaccurate, or further impairment charges may be necessary in the future.

Liquidity and Capital Resources

The table below presents the major indicators of financial condition and liquidity.

(In millions, except debt-to-capital and per-share amounts)	December 31, 2001	**December 31, 2002**	Change
Cash and marketable securities	$660.6	**$635.8**	$ (24.8)
Working capital	167.0	**198.4**	31.4
Unused credit facility	0.0	**0.0**	(0.0)
Long-term debt and capital lease obligations*	852.2	**856.7**	4.5
Shareholders' equity	851.3	**655.7**	(195.6)
Book value per common share	$32.09	**$24.68**	$ (7.41)
Debt-to-capital*	50%:50%	**57%:43%**	NA
Debt-to-capital assuming aircraft operating leases are capitalized at seven times annualized rent*	72%:28%	**77%:23%**	NA

* Excludes current portion of long-term debt and capital lease obligations.

The Company has various options available to meet its capital and operating commitments in 2003, including cash on hand at December 31, 2002 of $635.8 million and internally generated funds from operations. In addition, to supplement cash requirements, the Company periodically considers various borrowing or leasing options. The Company believes current cash resources will enable the Company to fund operations through 2003.

2002 Financial Changes

Net cash provided by operating activities was $124.5 million in 2002, compared to $286.5 million in 2001. The decrease in 2002 is partially due to $79.9 million of U. S. government cash compensation received in 2001. Additional cash in 2002 was provided by the issuance of $58.0 million of new debt. The Company used cash generated from operations and the Alaska Airlines' issuance of the $58.0 million of debt to purchase $154.4 million of capital equipment, including one new Boeing 737 aircraft, spare parts and airframe and engine overhauls. Cash was also used to repay $43.8 million of debt.

Shareholders' equity decreased $195.6 million due principally to the loss before accounting change of $67.2 million, the cumulative effect of an accounting change related to goodwill of $51.4 million (see Note 15 in the Notes to the Consolidated Financial Statements), and a non-cash charge to equity of $87.2 million, net of tax, in connection with the defined benefit plans that the Company sponsors for eligible employees (See Note 7 in the Notes to the Consolidated Financial Statements).

2001 Financial Changes

The Company's cash and marketable securities portfolio increased by $201 million during 2001. Operating activities provided $286 million of cash in 2001. Additional cash was provided by the issuance of new debt ($388.8 million). Cash was used for $390 million of capital expenditures, including the purchase of eight new and one used Boeing 737 aircraft, spare parts and engine overhauls, and for $69 million of debt repayment.

2000 Financial Changes

The Company's cash and marketable securities portfolio increased by $131 million during 2000. Operating activities provided $273 million of cash in 2000. Additional cash was provided by the issuance of new debt ($238 million) and insurance proceeds from an aircraft accident ($37 million). Cash was used for $354 million of capital expenditures, including the purchase of seven new Boeing 737 aircraft, flight equipment deposits and airframe and engine overhauls, and for $66 million of debt repayment.

Financing Activities — During 2002, Alaska issued $58 million of debt secured by flight equipment. This debt was issued with varying interest rates based on LIBOR and payment terms of 12 years.

Additionally, during 2002, Horizon added three Dash 8-400 and seven CRJ 700 aircraft to its operating fleet. The aircraft were financed with a combination of U.S. leveraged leases and single investor leases with terms of ten to 16 years. The aggregate future minimum lease payments under these ten new operating leases will be $235.4 million.

Commitments — At December 31, 2002, Alaska and Horizon had firm orders for 28 aircraft requiring aggregate payments of approximately $601 million. In addition, Alaska has options to acquire 26 more B737s, and Horizon has options to acquire 15 Dash 8-400s and 25 CRJ 700s. Alaska expects to finance its new aircraft with leases, long-term debt, or internally generated cash. Horizon expects to finance its new aircraft with operating leases. As previously mentioned, as a result of the events of September 11, credit rating agencies downgraded the long-term credit ratings of most U.S. airlines and their related entities. The events of September 11 combined with the sagging economy and its affect on the airline industry have had a negative impact on the availability of credit to the Company. We anticipate that it will be more difficult to obtain credit in the future, and it will be at higher rates with more collateral requirements than in the past.

	Delivery Period — Firm Orders			
Aircraft	2003	2004	2005	Total
Boeing 737-700	6	—	—	6
Boeing 737-900	5	3	—	8
Bombardier CRJ 700	2	6	6	14
Total	13	9	6	28
Payments (Millions)	$264	$230	$107	$601

Alaska is party to a purchase agreement with an aircraft manufacturer. Under the agreement, upon commitment to purchase the aircraft, Alaska must make deposits to the manufacturer for a portion of the purchase price of the aircraft, with the remainder of the purchase price due at delivery. Concurrent with this agreement, the manufacturer has an agreement with a Trust wherein the Trust makes deposits to the manufacturer of additional pre-delivery deposits for the aircraft. Under certain specified events, including default by the Trust, Alaska may be required to pay the manufacturer the amounts paid by the Trust in order to retain the right to purchase the aircraft. Alaska makes monthly payments to the Trust related to the advances made by the Trust to the manufacturer, which payments are capitalized as part of the aircraft cost. The Trust is reimbursed for its advances on or before the delivery of the applicable aircraft.

New Accounting Standards – In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 143, "Accounting for Asset Retirement Obligations", which requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The statement also requires that the associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This statement is effective for financial statements issued for fiscal years beginning after January 1, 2003. The adoption of this statement is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("Statement 145"). This Statement requires that only certain debt extinguishment transactions be classified as an extraordinary item. Additionally, under this Statement, capital leases that are modified so that the resulting agreement is an operating lease, shall be accounted for under the sale-leaseback provisions of SFAS No. 98. Statement 145 also includes minor modifications to existing U.S. Generally Accepted Accounting Principles literature. Statement 145 is generally effective for financial statements issued for fiscal years beginning after May 15, 2002. The adoption of this statement did not have a material impact on the Company's financial position, results of operations or cash flows.

In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities". This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies EITF Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)". This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The Statement is effective for the Company on January 1, 2003 and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. Additionally, this Interpretation clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. Disclosures under Interpretation No. 45 are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, but do not represent significant commitments or contingent liabilities of the indebtedness of others.

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" which requires the consolidation of variable interest entities, as defined. This Interpretation is effective for the Company on January 1, 2003 and is not expected to have a material impact on the Company's financial position, results of operations or cash flows.

In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation-Transition and Disclosure". SFAS No. 148 amends the transition and disclosure provisions in SFAS 123, "Accounting for Stock-Based Compensation". The Company is currently evaluating SFAS No. 148 to determine if it will adopt SFAS No. 123 to account for employee stock options using the fair value method and, if so, when to transition to that method.

Effect of Inflation — Inflation and specific price changes do not have a significant effect on the Company's operating revenues, operating expenses and operating income.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

The Company does not purchase or hold any derivative financial instruments for trading purposes. The Company has significant commodity price risk exposure to jet fuel price increases. Currently, a one-cent change in the fuel price per gallon affects annual fuel costs by approximately $3.8 million. To help manage this exposure, the Company began purchasing hedge instruments, primarily crude oil swap agreements during 2000. Ineffectiveness of contracts resulted in nonoperating expense of $7.4 million for 2001 and nonoperating income of $6.4 million for 2002. At December 31, 2002, the Company had swap agreements for crude oil contracts in place to hedge approximately 35% of its 2003 expected jet fuel requirements. In 2002, these contracts had unrealized gains, net of tax of $10.1 million. A hypothetical 10% increase in jet fuel prices would increase 2003 fuel expense by approximately $26.1 million. A hypothetical 10% decrease in jet fuel prices would decrease 2003 fuel expense by approximately $26.2 million. This analysis includes the effect of the fuel hedging contracts in place at December 31, 2002. A hypothetical 10% change in the average interest rates incurred on variable rate debt during 2002 would correspondingly change the Company's net earnings and cash flows associated with these items by approximately $2.8 million.

ITEM 8. CONSOLIDATED FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15.

Selected Unaudited Quarterly Consolidated Financial Information (in millions, except per share amounts):

	1st Quarter		2nd Quarter		3rd Quarter		4th Quarter	
	2001	**2002**	2001	**2002**	2001	**2002**	2001	**2002**
Operating revenues	$516.4	**$500.1**	$582.8	**$575.7**	$587.5	**$620.6**	$466.1	**$527.7**
Operating income (loss)	(54.0)	**(49.6)**	9.0	**(5.0)**	13.7	**25.5**	(95.0)	**(59.8)**
Income (loss) before accounting change	(35.7)	**(33.7)**	3.5	**(2.9)**	26.2	**12.5**	(37.4)	**(43.1)**
Net income (loss)	(35.7)	**(85.1)**	3.5	**(2.9)**	26.2	**12.5**	(37.4)	**(43.1)**
Basic earnings (loss) per share:								
Income (loss) before accounting change	(1.35)	**(1.27)**	0.13	**(0.11)**	0.99	**0.47**	(1.41)	**(1.62)**
Net income (loss)	(1.35)	**(3.21)**	0.13	**(0.11)**	0.99	**0.47**	(1.41)	**(1.62)**
Diluted earnings (loss) per share:								
Income (loss) before accounting change	(1.35)	**(1.27)**	0.13	**(0.11)**	0.99	**0.47**	(1.41)	**(1.62)**
Net income (loss)	(1.35)	**(3.21)**	0.13	**(0.11)**	0.99	**0.47**	(1.41)	**(1.62)**

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

See "Election of Directors," incorporated herein by reference from the definitive Proxy Statement for Air Group's Annual Meeting of Shareholders to be held on May 20, 2003. See "Executive Officers of the Registrant" in Part I following Item 4 for information relating to executive officers.

ITEM 11. EXECUTIVE COMPENSATION

See "Executive Compensation," incorporated herein by reference from the definitive Proxy Statement for Air Group's Annual Meeting of Shareholders to be held on May 20, 2003.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

See "Security Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information" incorporated herein by reference from the definitive Proxy Statement for Air Group's Annual Meeting of Shareholders to be held on May 20, 2003.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

See "Certain Relationships and Related Transactions," incorporated herein by reference from the definitive Proxy Statement for Air Group's Annual Meeting of Shareholders to be held on May 20, 2003.

ITEM 14. CONTROLS AND PROCEDURES

In the 90-day period before the filing of this report, the chief executive officer and chief financial officer of the Company (collectively, the certifying officers) have evaluated the effectiveness of the Company's disclosure controls and procedures. These disclosure controls and procedures are designed to ensure that the information required to be disclosed by the Company in its periodic reports filed with the Securities and Exchange Commission (the Commission) is recorded, processed, summarized and reported, within the time periods specified by the Commission's rules and forms, and that the information is communicated to the certifying officers on a timely basis.

The certifying officers concluded, based on their evaluation, that the Company's disclosure controls and procedures are effective for the Company, taking into consideration the size and nature of the Company's business and operations.

No significant changes in the Company's internal controls or in other factors were detected that could significantly affect the Company's internal controls subsequent to the date when the internal controls were evaluated.

PART IV

ITEM 15. EXHIBITS, CONSOLIDATED FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Consolidated Financial Statements:	**Page(s)**
Selected Quarterly Consolidated Financial Information (Unaudited)	50
Consolidated Balance Sheets as of December 31, 2001 and 2002	54 – 55
Consolidated Statements of Operations for the years ended December 31, 2000, 2001 and 2002	56
Consolidated Statements of Shareholders' Equity for the years ended December 31, 2000, 2001 and 2002	57 – 58
Consolidated Statements of Cash Flows for the years ended December 31, 2000, 2001 and 2002	59
Notes to Consolidated Financial Statements	60 – 70
Independent Auditors' Report	71
Consolidated Financial Statement Schedule II, Valuation and Qualifying Accounts, for the years ended December 31, 2000, 2001 and 2002	72

See Exhibit Index on page 73.

(b) During the fourth quarter of 2002, the Company filed the following reports on Form 8-K:

October 4, 2002: Item 9. "Regulation FD Disclosure". No financial statements were filed with the report, which included monthly performance and projected data for 2002.

November 19, 2002: Item 9. "Regulation FD Disclosure". No financial statements were filed with the report, which included monthly performance and projected data for 2002.

December 17, 2002: Item 9. "Regulation FD Disclosure". No financial statements were filed with the report, which included monthly performance and projected data for 2002.

Signatures

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALASKA AIR GROUP, INC.

BY: /s/ JOHN F. KELLY

Date: March 10, 2003

John F. Kelly,
Chairman and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on March 10, 2003 on behalf of the registrant and in the capacities indicated.

/s/ JOHN F. KELLY
John F. Kelly
Chairman, Chief Executive Officer and Director

/s/ BRADLEY D. TILDEN
Bradley D. Tilden
Executive Vice President/Finance and Chief Financial Officer (Principal Financial Officer)

/s/ TERRI K. MAUPIN
Terri K. Maupin
Staff Vice President/Finance and Controller (Principal Accounting Officer)

/s/ WILLIAM S. AYER
William S. Ayer
President and Director

/s/ PHYLLIS J. CAMPBELL
Phyllis J. Campbell
Director

/s/ RONALD F. COSGRAVE
Ronald F. Cosgrave
Director

/s/ MARY JANE FATE
Mary Jane Fate
Director

/s/ MARK R. HAMILTON
Mark R. Hamilton
Director

/s/ BRUCE R. KENNEDY
Bruce R. Kennedy
Director

/s/ JESSIE J. KNIGHT, JR.
Jessie J. Knight, Jr.
Director

/s/ R. MARC LANGLAND
R. Marc Langland
Director

Byron I. Mallott
Director

/s/ JOHN V. RINDLAUB
John V. Rindlaub
Director

/s/ J. KENNETH THOMPSON
J. Kenneth Thompson
Director

/s/ RICHARD A. WIEN
Richard A. Wien
Director

Certifications

I, John F. Kelly, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By /s/John F. Kelly
John F. Kelly
Chief Executive Officer
March 10, 2003

I, Bradley D. Tilden, certify that:

1. I have reviewed this annual report on Form 10-K of Alaska Air Group, Inc.;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and we have:

   a) designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

By /s/Bradley D. Tilden
Bradley D. Tilden
Chief Financial Officer
March 10, 2003

Consolidated Balance Sheets

ASSETS

As of December 31 (In Millions)	2001	**2002**
Current Assets		
Cash and cash equivalents	$ 490.8	**$ 269.0**
Marketable securities	169.8	**366.8**
Receivables — less allowance for doubtful accounts (2001 — $1.8; 2002 — $2.3)	83.8	**125.4**
Inventories and supplies — net	70.2	**71.9**
Deferred income taxes	51.2	**61.2**
Prepaid expenses and other current assets	53.2	**82.0**
Total Current Assets	919.0	**976.3**
Property and Equipment		
Flight equipment	2,003.6	**2,066.4**
Other property and equipment	403.8	**430.9**
Deposits for future flight equipment	112.4	**93.5**
	2,519.8	**2,590.8**
Less accumulated depreciation and amortization	698.3	**811.4**
Total Property and Equipment — Net	1,821.5	**1,779.4**
Intangible Assets	51.4	**50.9**
Other Assets	158.6	**74.1**
Total Assets	$2,950.5	**$2,880.7**

See accompanying notes to consolidated financial statements.

Consolidated Balance Sheets (Continued)

LIABILITIES AND SHAREHOLDERS' EQUITY

As of December 31 (In Millions)		2001	2002
Current Liabilities			
Accounts payable		$ 124.6	**$ 132.1**
Accrued aircraft rent		80.3	**76.0**
Accrued wages, vacation and payroll taxes		77.8	**87.4**
Other accrued liabilities		209.0	**222.2**
Air traffic liability		217.1	**211.6**
Current portion of long-term debt and capital lease obligations		43.2	**48.6**
Total Current Liabilities		752.0	**777.9**
Long-Term Debt and Capital Lease Obligations		852.2	**856.7**
Other Liabilities and Credits			
Deferred income taxes		173.4	**157.2**
Deferred revenue		204.3	**232.0**
Other liabilities		117.3	**201.2**
		495.0	**590.4**
Commitments and Contingencies			
Shareholders' Equity			
Preferred stock, $1 par value			
Authorized: 5,000,000 shares		—	**—**
Common stock, $1 par value			
Authorized:	100,000,000 shares		
Issued:	2001 – 29,268,869 shares		
	2002 – 29,309,726 shares	29.3	**29.3**
Capital in excess of par value		482.6	**483.3**
Treasury stock, at cost:	2001 – 2,740,501 shares		
	2001 – 2,736,287 shares	(62.5)	**(62.5)**
Accumulated other comprehensive income (loss)		(2.5)	**(80.2)**
Retained earnings		404.4	**285.8**
		851.3	**655.7**
Total Liabilities and Shareholders' Equity		$2,950.5	**$2,880.7**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Year Ended December 31 (In Millions Except Per Share Amounts)	2000	2001	**2002**
Operating Revenues			
Passenger	$2,039.4	$1,972.4	**$2,037.7**
Freight and mail	87.6	86.3	**77.1**
Other — net	67.0	94.1	**109.3**
Total Operating Revenues	2,194.0	2,152.8	**2,224.1**
Operating Expenses			
Wages and benefits	715.9	795.5	**858.1**
Contracted services	79.8	86.7	**93.0**
Aircraft fuel	383.3	324.3	**302.0**
Aircraft maintenance	194.2	181.3	**170.2**
Aircraft rent	186.8	186.0	**190.4**
Food and beverage service	54.2	58.3	**66.2**
Commissions	67.1	60.2	**35.0**
Other selling expenses	161.4	124.9	**124.9**
Depreciation and amortization	107.5	134.1	**132.5**
Loss on sale of assets	—	4.7	**0.1**
Landing fees and other rentals	98.7	128.2	**140.3**
Other	178.2	184.7	**200.3**
Special charge	—	10.2	**—**
Total Operating Expenses	2,227.1	2,279.1	**2,313.0**
Operating Loss	(33.1)	(126.3)	**(88.9)**
Nonoperating Income (Expense)			
Interest income	24.0	22.2	**21.2**
Interest expense	(36.0)	(47.4)	**(46.3)**
Interest capitalized	17.7	10.6	**2.7**
U.S. government compensation	—	81.4	**0.5**
Other — net	0.5	(4.0)	**9.0**
	6.2	62.8	**(12.9)**
Loss before income tax and accounting change	(26.9)	(63.5)	**(101.8)**
Income tax benefit	(6.5)	(20.1)	**(34.6)**
Loss before accounting change	(20.4)	(43.4)	**(67.2)**
Cumulative effect of accounting change, net of income taxes of $29.5 million in 2000 and $0 in 2002	(46.8)	—	**(51.4)**
Net Loss	$ (67.2)	$ (43.4)	**$ (118.6)**
Basic and Diluted Loss Per Share:			
Loss before accounting change	$ (0.77)	$ (1.64)	**$ (2.53)**
Cumulative effect of accounting change	(1.77)	—	**(1.94)**
Net Loss Per Share	$ (2.54)	$ (1.64)	**$ (4.47)**
Shares used for computation:			
Basic and Diluted	26.440	26.499	**26.546**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In Millions)	*Common Shares Outstanding*	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Deferred Compen-sation	Accu-mulated Other Compre-hensive Income (Loss)	Retained Earnings	Total
Balances at December 31, 1999	*26.411*	$29.2	$480.0	$(62.7)	$(0.6)	$(1.7)	$515.0	$959.2
2000 net loss							(67.2)	(67.2)
Other comprehensive income (loss):								
Officers supplemental retirement plan net of $.3 tax benefit						(0.5)		(0.5)
Related to marketable securities:								
Change in fair value						3.1		
Reclassification to earnings						(0.3)		
Income tax effect						(1.1)		
						1.7		1.7
Total comprehensive loss								(66.0)
Stock issued under stock plans	*0.043*		1.2					1.2
Treasury stock sales	*0.003*			0.1				0.1
Employee Stock Ownership Plan shares allocated					0.6			0.6
Balances at December 31, 2000	*26.457*	29.2	481.2	(62.6)	0.0	(0.5)	447.8	895.1
2001 net loss							(43.4)	(43.4)
Other comprehensive income (loss):								
Officers supplemental retirement plan net of $.4 tax benefit						(0.7)		(0.7)
Related to marketable securities:								
Change in fair value						3.4		
Reclassification to earnings						(3.5)		
Income tax effect						0.0		
						(0.1)		(0.1)
Related to fuel hedges:								
Change in fair value						(2.1)		
Income tax effect						0.9		
						(1.2)		(1.2)
Total comprehensive loss								(45.4)
Treasury stock sales	*0.003*			0.1				0.1
Stock issued under stock plans	*0.068*	0.1	1.4					1.5
Balances at December 31, 2001	*26.528*	29.3	482.6	(62.5)	0.0	(2.5)	404.4	851.3

Consolidated Statements of Shareholders' Equity (Continued)

(In Millions)	*Common Shares Outstanding*	Common Stock	Capital in Excess of Par Value	Treasury Stock, at Cost	Deferred Compensation	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total
2002 net loss							(118.6)	(118.6)
Other comprehensive income (loss):								
Officers supplemental retirement plan net of $0.4 tax benefit						(0.7)		(0.7)
Related to marketable securities:								
Change in fair value						(0.4)		
Reclassification to earnings						0.6		
Income tax effect						(0.1)		
						0.1		0.1
Related to fuel hedges:								
Change in fair value						28.2		
Reclassification to earnings						(12.1)		
Income tax effect						(6.0)		
						10.1		10.1
Minimum pension liability adjustment net of $52.5 tax benefit						(87.2)		(87.2)
Total comprehensive loss								(196.3)
Treasury stock sales	*0.005*							
Stock issued for employee stock purchase plan	*0.024*		0.3					0.3
Stock issued under stock plans	*0.016*		0.4					0.4
Balances at December 31, 2002	***26.573***	**$29.3**	**$483.3**	**$(62.5)**	**$0.0**	**$(80.2)**	**$285.8**	**$655.7**

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

Year Ended December 31 (In Millions)	2000	2001	2002
Cash flows from operating activities:			
Net loss	$ (67.2)	$ (43.4)	**$(118.6)**
Adjustments to reconcile net loss to net cash provided by operating activities:			
Cumulative effect of accounting change	46.8	—	**51.4**
Special charge	—	10.2	**—**
Depreciation and amortization	107.5	134.1	**132.5**
Amortization of airframe and engine overhauls	65.8	73.7	**62.2**
Changes in derivative fair values	—	7.4	**(6.0)**
Loss on sale of assets	—	4.7	**0.1**
Increase in deferred income tax liabilities	37.8	21.1	**30.7**
(Increase) decrease in accounts receivable — net	(6.0)	3.1	**(44.4)**
Increase in other current assets	(43.6)	(16.4)	**(26.0)**
Increase (decrease) in air traffic liability	19.5	7.5	**(5.6)**
Increase (decrease) in other current liabilities	(37.7)	53.1	**(7.5)**
Increase in deferred revenue and other-net	150.2	31.4	**55.7**
Net cash provided by operating activities	273.1	286.5	**124.5**
Cash flows from investing activities:			
Proceeds from disposition of assets	36.5	2.5	**3.6**
Purchases of marketable securities	(459.7)	(258.5)	**(630.8)**
Sales and maturities of marketable securities	300.0	446.4	**433.9**
Property and equipment additions:			
Aircraft purchase deposits	(161.3)	(47.5)	**(36.1)**
Capitalized overhauls	(88.4)	(49.2)	**(65.3)**
Aircraft	(126.3)	(261.5)	**(40.6)**
Other flight equipment	(28.5)	(52.2)	**(16.4)**
Other property	(53.7)	(43.4)	**(42.5)**
Aircraft deposits returned	104.0	63.5	**46.5**
Restricted deposits and other	(0.4)	(18.3)	**(13.7)**
Net cash used in investing activities	(477.8)	(218.2)	**(361.4)**
Cash flows from financing activities:			
Proceeds from issuance of long-term debt	238.2	388.8	**58.0**
Long-term debt and capital lease payments	(65.8)	(69.2)	**(43.8)**
Proceeds from issuance of common stock	1.2	1.5	**0.9**
Net cash provided by financing activities	173.6	321.1	**15.1**
Net change in cash and cash equivalents	(31.1)	389.4	**(221.8)**
Cash and cash equivalents at beginning of year	132.5	101.4	**490.8**
Cash and cash equivalents at end of year	$101.4	$490.8	**$ 269.0**
Supplemental disclosure of cash paid (refunded) during the year for:			
Interest (net of amount capitalized)	$ 28.5	$ 49.9	**$ 44.7**
Income taxes	3.6	(18.4)	**(22.8)**
Noncash investing and financing activities	None	None	**None**

See accompanying notes to consolidated financial statements.

Notes To Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies

Organization and Basis of Presentation

The consolidated financial statements include the accounts of Alaska Air Group, Inc. (Company or Air Group) and its subsidiaries, the principal subsidiaries being Alaska Airlines, Inc. (Alaska) and Horizon Air Industries, Inc. (Horizon). All significant intercompany balances and transactions have been eliminated. These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and their preparation requires the use of management's estimates. Actual results could differ from these estimates. Certain reclassifications have been made in prior years' financial statements to conform to the 2002 presentation.

Nature of Operations

Alaska and Horizon operate as airlines. However, their business plans, competition, and economic risks differ substantially. Alaska is a major airline serving primarily Alaska; Vancouver, Canada; the U.S. West Coast; and Mexico. It operates an all jet fleet and its average passenger trip is 932 miles. Horizon is a regional airline serving primarily the Pacific Northwest, Northern California, and Western Canada. It operates both jet and turboprop aircraft, and its average passenger trip is 314 miles. Substantially all of Alaska's and Horizon's sales occur in the United States. See Note 11 for operating segment information.

Cash and Cash Equivalents

Cash equivalents consist of highly liquid investments with original maturities of three months or less. They are carried at cost, which approximates market. The Company reduces its cash balance when checks are disbursed. Due to the time delay in checks clearing the banks, the Company normally maintains a negative cash balance, which is reported as a current liability. The amount of the negative cash balance was $19.8 million and $27.5 million at December 31, 2001 and 2002, respectively.

Inventories and Supplies — net

Expendable and repairable aircraft parts, as well as other materials and supplies, are stated at average cost. An allowance for obsolescence of flight equipment expendable and repairable parts is accrued based on estimated disposal dates and salvage values. Surplus inventories are carried at their net realizable value. At December 31, 2001 and 2002, the allowance for all inventories was $39.6 million and $44.5 million, respectively.

Property, Equipment and Depreciation

Property and equipment are recorded at cost and depreciated using the straight-line method over their estimated useful lives, which are as follows:

Aircraft and related flight equipment:	
Boeing 737-200C	10 – 14 years
Boeing 737-400/700/900	20 years
Boeing MD-80	20 years
Bombardier Dash 8 (Rotable spares only)	10 years
Bombardier CRJ 700 (Rotable spares only)	10 years
Fokker F-28	2/14/03°
Buildings	10 – 30 years
Capitalized leases and leasehold improvements	Term of lease
Other equipment	3 – 15 years

° Final aircraft retirement date

Routine maintenance and repairs are expensed when incurred. The costs of major airframe and engine overhauls are capitalized and amortized to maintenance expense over the shorter of the life of the overhaul or the remaining lease term. Major modifications that extend the life or improve the usefulness of aircraft are capitalized and depreciated over their estimated period of use. Assets and related obligations for items financed under capital leases are initially recorded at an amount equal to the present value of the future minimum lease payments. The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the total amount of an asset may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. If the asset is not considered recoverable, an amount equal to the excess of the carrying amount over the fair value will be charged against the asset with a corresponding expense to the consolidated statement of operations.

Internally Developed Software

The Company capitalizes certain internal development software costs. Amortization commences when the software is ready for its intended use and the amortization period is the estimated useful life of the software. Capitalized costs primarily include contract labor and the salaries and wages of individuals dedicated to the development of internal use software. The Company capitalized software development costs of $6.1 million, $9.2 million and $6.9 million during the years ended December 31, 2000, 2001, and 2002, respectively.

Deferred Revenue

Deferred revenue results primarily from the sale of mileage credits, the sale and leaseback of aircraft, and the receipt of manufacturer or vendor credits. This revenue is recognized when award transportation is provided or over the term of the applicable agreements.

Leased Aircraft Return Costs

Cash payments associated with returning leased aircraft are accrued when probable and estimable. As leased aircraft are returned, any payments are charged against the established reserve. The reserve is part of other current and long-term liabilities, and at December 31, 2001 and 2002 was $11.6 million and $14.2 million, respectively.

Revenue Recognition

Passenger revenue is recognized when the passenger travels. Tickets sold but not yet used are reported as air traffic liability. Freight and mail revenues are recognized when service is provided. Other-net revenues are primarily related to the Mileage Plan and they are recognized as described in the "Frequent Flyer Awards" paragraph below.

Frequent Flyer Awards

Alaska operates a frequent flyer program ("Mileage Plan") that provides travel awards to members based on accumulated mileage. For miles earned by flying on Alaska and travel partners, the estimated incremental cost of providing free travel awards is recognized as a selling expense and accrued as a liability as miles are accumulated. Alaska also sells mileage credits to non-airline partners, such as hotels, car rental agencies, and a credit card company. The Company defers a majority of the sales proceeds and recognizes them as revenue when the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards issued on Alaska, and as other-net revenue for awards issued on other airlines.

Alaska's Mileage Plan liabilities are included under the following balance sheet captions at December 31 (in millions):

	2001	2002
Current Liabilities:		
Other accrued liabilities	$ 65.7	**$ 87.0**
Other Liabilities and Credits:		
Deferred revenue	150.7	**183.9**
Other liabilities	31.9	**32.1**
Total	$248.3	**$303.0**

Contracted Services

Contracted services includes expenses for ground handling, security, navigation fees, temporary employees, data processing fees, and other similar services.

Other Selling Expenses

Other selling expenses includes credit card commissions, computerized reservations systems (CRS) charges, Mileage Plan free travel awards, advertising, and promotional costs. Advertising production costs are expensed the first time the advertising takes place. Advertising expense was $19.7 million, $17.1 million, and $17.0 million, respectively, in 2000, 2001, and 2002.

Capitalized Interest

Interest is capitalized on flight equipment purchase deposits and ground facility progress payments as a cost of the related asset. The interest cost is based on the Company's weighted average borrowing rate and is depreciated over the estimated useful life of the asset. The Company ceases capitalization of interest on aircraft when delivery dates are deferred. Capitalization continues when the deferral period is over.

Income Taxes

The Company uses the asset and liability approach for accounting and reporting income taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and for operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Stock Options

The Company applies the intrinsic value method in accordance with the provisions of Accounting Principles Board (APB) Opinion No. 25, "Accounting for Stock Issued to Employees", and related Interpretations in accounting for stock options. See Note 6 for more information.

Had compensation cost for the Company's stock options been determined in accordance with Statement of Financial Accounting Standards No. 123, loss before accounting change and applicable loss per share (EPS) would have been increased to the pro forma amounts indicated below. See Note 6 for the assumptions used to compute the pro forma amounts.

	2000	2001	2002
Loss before accounting change (in millions):			
As reported	$(20.4)	$(43.4)	$(67.2)
Pro forma	(25.1)	(49.3)	(73.0)
Basic EPS:			
As reported	$(0.77)	$(1.64)	$(2.53)
Pro forma	(0.95)	(1.86)	(2.75)
Diluted EPS:			
As reported	$(0.77)	$(1.64)	$(2.53)
Pro forma	(0.95)	(1.86)	(2.75)

Derivative Financial Instruments

Effective January 1, 2001, the Company adopted Statement on Financial Accounting Standard (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. SFAS No. 133 requires companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. The Company's operating results can be significantly impacted by changes in the price of aircraft fuel. To manage the risks associated with changes in aircraft fuel prices, the Company uses swap agreements and call options for crude oil and other commodities. These contracts, referred to as "fuel hedge contracts," have a high correlation to changes in aircraft fuel prices, and therefore qualify as cash flow hedges under SFAS No. 133. Each period, the contracts are adjusted to fair market value. The change in the value of the fuel hedge contracts that perfectly offsets the change in the value of the aircraft fuel being hedged is recorded as other comprehensive income or loss until the hedged contract is settled and is then recognized in earnings as part of fuel expense. To the extent the change in the value of the fuel hedge contracts does not perfectly offset the change in the value of the aircraft fuel purchase being hedged, the change is recognized in earnings as part of nonoperating income (expense). At December 31, 2002, the Company has fuel hedge contracts for 140 million gallons of jet fuel usage in 2003.

For the years ended December 31, 2001 and 2002, the Company recognized $7.4 million in nonoperating expense and $6.4 million in nonoperating income, respectively, related to the ineffectiveness on the fuel hedge contracts. In 2001 and 2002, the Company recorded unrealized losses of $1.2 million and unrealized gains of $10.1 million, respectively, net of income taxes which are reflected in other comprehensive income. During 2000 and 2002, the Company recognized gains of $4.7 million and $12.1 million, respectively, from the cash settlement of hedging activities. In 2001, hedging gains resulting from cash settlements of hedging activities were de minimis. These gains are reflected in aircraft fuel in the consolidated statements of operations.

The Company enters into foreign exchange forward contracts, generally with maturities of less than one month, to manage the risk associated with net foreign currency transactions. Resulting gains and losses are recognized currently in other operating expense. The Company periodically enters into interest rate swap agreements to hedge interest rate risk. At December 31, 2002, there were no foreign currency contracts or interest rate swap agreements outstanding.

New Accounting Standards

In November 2002, the FASB issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees. Additionally, this Interpretation clarifies the requirements for recognizing a liability at the inception of the guarantee equal to the fair value of the obligation undertaken in issuing the guarantee and incorporates the guidance in FASB Interpretation No. 34, Disclosure of Indirect Guarantees of Indebtedness of Others. Disclosures under Interpretation No. 45 are effective for financial statements issued after December 15, 2002. While the Company has various guarantees included in contracts in the normal course of business, primarily in the form of indemnities, these guarantees would only result in immaterial increases in future costs, but do not represent significant commitments or contingent liabilities of the indebtedness of others.

Note 2. Marketable Securities

At December 31, 2001 and 2002 all of the Company's marketable securities are classified as available-for-sale. The securities are carried at fair value, with the unrealized gains and losses reported in stockholders' equity under the caption "Accumulated Other Comprehensive Income (Loss)". Realized gains and losses are included in other nonoperating income (expense) in the consolidated statements of operations. The cost of securities sold is based on the specific identification method. Interest and dividends on securities classified as available-for-sale are included in interest income in the consolidated statements of operations.

Marketable securities consisted of the following at December 31 (in millions):

	2001	2002
Cost:		
U.S. government securities	$ 59.2	$156.1
Asset backed obligations	72.5	118.1
Other corporate obligations	36.2	91.0
	$167.9	$365.2
Fair value:		
U.S. government securities	$ 59.3	$158.2
Asset backed obligations	72.9	118.1
Other corporate obligations	37.6	90.5
	$169.8	$366.8

Of the marketable securities on hand at December 31, 2002, 29% are expected to mature in 2003, 40% in 2004, and 31% thereafter.

	2000	2001	2002
Proceeds from sales and maturities	$300.0	$446.4	$433.9
Gross realized gains	0.3	4.0	1.3
Gross realized losses	0.6	0.4	1.7

Realized gains and losses are reported as a component of other nonoperating income/expense.

Note 3. Other Assets

Other assets consisted of the following at December 31 (in millions):

	2001	2002
Prepaid pension cost	$ 98.4	$ –
Restricted deposits	44.5	58.2
Deferred costs and other	15.7	15.9
	$158.6	$74.1

At December 31, 2001, Alaska owned approximately 81,000 depository certificates convertible, subject to certain restrictions, into the common stock of Equant N.V., a telecommunication network company. During 2001, France Telecom purchased Equant N.V. At December 31, 2001, Alaska's carrying value in the certificates was de minimis and had an estimated fair value of $1.4 million. In April 2002 the Company sold the certificates for net sales proceeds of approximately $.9 million.

Note 4. Long-term Debt and Capital Lease Obligations

At December 31, 2001 and 2002, long-term debt and capital lease obligations were as follows (in millions):

	2001	2002
Fixed rate notes payable due through 2015*	$420.7	$439.9
Variable rate notes payable due through 2018*	455.5	453.6
Long-term debt	876.2	893.5
Capital lease obligations	14.9	11.8
Other	4.3	–
Less current portion	(43.2)	(48.6)
	$852.2	$856.7

*The weighted average fixed interest rate was 7.4% during 2001 and 2002. The weighted average variable interest rate was 4.6% and 2.5% during 2001 and 2002, respectively.

At December 31, 2002, borrowings of $893.5 million were secured by flight equipment and real property. During 2002, Alaska issued $58.0 million of debt secured by flight equipment, having interest rates that vary with LIBOR and payment terms of 12 years. In September 2001, Alaska borrowed $150 million under its credit facility at an interest rate that varies with LIBOR and is payable on or before December 31, 2004.

At December 31, 2002, long-term debt principal payments for the next five years were (in millions):

2003	$ 45.3
2004	$205.5
2005	$ 38.8
2006	$ 41.6
2007	$ 44.5

Certain Alaska loan agreements contain provisions that require maintenance of specific levels of net worth, leverage and fixed charge coverage, and limit investments, lease obligations, sales of assets, and additional indebtedness. At December 31, 2002, the Company was in compliance with all loan provisions.

Note 5. Commitments

Lease Commitments

At December 31, 2002, the Company has lease contracts for 109 aircraft that have remaining noncanceable lease terms of one to 16 years. The majority of airport and terminal facilities are also leased, with terms ranging from one to 87 years. Total rent expense was $242.0 million, $254.0 million and $274.1 million, in 2000, 2001, and 2002, respectively.

Future minimum lease payments with noncancelable terms in excess of one year as of December 31, 2002 are shown below (in millions):

	Capital Leases	Operating Leases	
		Aircraft	Facilities
2003	$ 4.1	$ 201.6	$ 35.2
2004	8.4	185.6	26.2
2005	0.2	180.7	18.7
2006	0.2	177.7	12.0
2007	0.1	161.0	9.3
Thereafter	—	1,094.5	119.4
Total lease payments	$13.0	$2,001.1	$220.8
Less amount representing interest	(1.2)		
Present value of capital lease payments	$11.8		

Aircraft Commitments

The Company has firm orders for nine Boeing 737 series aircraft to be delivered between 2003 and 2004, and 14 Bombardier CRJ 700 jets between 2003 and 2005. The firm orders require payments of approximately $601 million between 2003 and 2005. As of December 31, 2002, deposits of $83.9 million related to the firm orders had been made. In addition to the ordered aircraft, the Company holds purchase options on 26 Boeing 737s, 15 Dash 8-400s, and 25 CRJ 700s.

Alaska is party to a purchase agreement with an aircraft manufacturer. Under the agreement, upon commitment to purchase the aircraft, Alaska must make deposits to the manufacturer of a portion of the purchase price of the aircraft, with the remainder of the purchase price due at delivery. Concurrent with this agreement, the manufacturer has an agreement with a Trust wherein the Trust makes deposits to the manufacturer of additional predelivery deposits for the aircraft. Under certain specified events, including default by the Trust, Alaska may be required to pay the manufacturer the amounts paid by the Trust in order to retain the right to purchase the aircraft. Alaska makes monthly payments to the Trust related to the advances made by the Trust to the manufacturer, which payments are capitalized as part of the aircraft cost. The Trust is reimbursed for its advances on or before the delivery of the applicable aircraft.

Note 6. Stock Plans

Air Group has three stock option plans that provide for the purchase of Air Group common stock at stipulated prices on the dates of the grant by certain officers and key employees of Air Group and its subsidiaries. Under the 1996, 1997, and 1999 Plans, options for 3,583,100 shares have been granted and, at December 31, 2002, 981,650 shares were available for grant. Under all plans, the stock options granted have terms of up to ten years. Substantially all grantees are 25% vested after one year, 50% after two years, 75% after three years, and 100% after four years.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000, 2001, and 2002, respectively: dividend yield of 0% for all years; volatility of 44%, 44%, and 49%; risk-free interest rates of 6.62%, 4.26%, and 3.82%; and expected lives of 5 years for all years. Using these assumptions, the weighted average fair value of options granted was $14.58, $12.71, and $13.43 in 2000, 2001, and 2002, respectively.

Air Group follows APB Opinion No. 25 and related Interpretations in accounting for stock options. Accordingly, no compensation cost has been recognized for these plans as the exercise price of options equals the fair market value on date of grant.

Changes in the number of shares subject to option, with their weighted average exercise prices, are summarized below:

	Shares	Price
Outstanding, Jan. 1, 2000	1,338,812	$38.51
Granted	609,900	30.27
Exercised	(21,725)	16.66
Canceled	(106,050)	38.11
Outstanding, Dec. 31, 2000	1,820,937	34.10
Granted	1,252,900	28.52
Exercised	(67,950)	18.87
Canceled	(104,275)	36.37
Outstanding, Dec. 31, 2001	2,901,612	31.96
Granted	388,300	28.52
Exercised	(16,700)	20.20
Canceled	(20,900)	27.67
Outstanding, Dec. 31, 2002	3,252,312	$31.64
Exercisable at year-end		
December 31, 2000	736,462	$32.52
December 31, 2001	1,022,962	34.67
December 31, 2002	1,615,887	33.95

The following table summarizes stock options outstanding and exercisable at December 31, 2002 with their weighted average exercise prices and remaining contractual lives:

Range of Exercise prices	Remaining Life (years)	Shares	Price
Outstanding:			
$15 to $29	7.9	1,191,250	$25.21
$30 to $40	7.1	1,792,737	33.54
$41 to $58	5.2	268,325	47.52
$15 to $58	7.2	3,252,312	$31.64
Exercisable:			
$15 to $29		406,125	$23.15
$30 to $40		941,437	34.74
$41 to $58		268,325	47.52
$15 to $58		1,615,887	$33.95

In August 2002, the Company adopted an Employee Stock Purchase Plan (the ESPP Plan) which is intended to qualify under Section 423 of the Internal Revenue Code. Under the terms of the ESPP Plan, employees can purchase Company common stock at 85% of the lower of the fair market value on the first or the last day of each quarterly offering period. Proceeds received from the issuance of shares are credited to stockholders' equity in the fiscal year the shares are issued. Through December 31, 2002, 24,157 shares have been purchased by Company employees under the ESPP Plan.

Note 7. Employee Benefit Plans

Pension Plans

Four defined benefit and five defined contribution retirement plans cover various employee groups of Alaska and Horizon. The defined benefit plans provide benefits based on an employee's term of service and average compensation for a specified period of time before retirement. Pension plans are funded as required by the Employee Retirement Income Security Act of 1974 (ERISA). The defined benefit plan assets consist primarily of marketable equity and fixed income securities. The following table sets forth the status of the plans for 2001 and 2002 (in millions):

	2001	2002
Projected benefit obligation		
Beginning of year	$430.2	$507.2
Service cost	29.0	37.2
Interest cost	32.3	38.6
Amendments	5.2	3.8
Change in assumptions	16.4	41.3
Actuarial loss	6.2	25.7
Benefits paid	(12.1)	(13.1)
End of year	$507.2	$640.7
Plan assets at fair value		
Beginning of year	$438.7	$454.5
Actual return on plan assets	(17.1)	(42.6)
Employer contributions	45.0	19.3
Benefits paid	(12.1)	(13.1)
End of year	$454.5	$418.1
Funded status	(52.7)	(222.6)
Unrecognized loss	99.6	250.1
Unrecognized transition asset	(0.1)	–
Unrecognized prior service cost	51.6	50.2
Net amount recognized	$ 98.4	$ 77.7
Amounts recognized in the consolidated balance sheet:		
Prepaid benefit cost	98.4	–
Intangible asset	–	50.2
Accrued benefit liability-current	–	(38.0)
Accrued benefit liability-long term	–	(74.2)
Accumulated other comprehesive income	–	139.7
Net amount recognized	$ 98.4	$ 77.7
Weighted average assumptions as of December 31		
Discount rate	7.25%	6.75%
Expected return on plan assets	10.0%	8.0%
Rate of compensation increase	5.4%	5.4%

Net pension expense for the defined benefit plans included the following components for 2000, 2001, and 2002 (in millions):

	2000	2001	2002
Service cost	$ 24.0	$ 29.0	$ 37.2
Interest cost	28.5	32.3	38.6
Expected return on assets	(43.4)	(46.0)	(46.4)
Amortization of prior service cost	4.5	4.6	5.2
Recognized actuarial loss (gain)	(0.1)	0.1	5.4
Net pension expense	$ 13.5	$ 20.0	$ 40.0

In the fourth quarter of 2002, the Company recorded an $87.2 million (net of taxes of $52.5 million) non-cash charge to equity in connection with the defined benefit plans that the Company sponsors for eligible employees. This charge is a result of an unfunded accrued benefit obligation resulting from lower than expected returns on plan assets and a reduction in discount rate.

Alaska and Horizon also maintain unfunded, noncontributory defined benefit plans for certain elected officers. The following table sets forth the status of the plans for 2001 and 2002 (in millions):

	2001	2002
Projected benefit obligation		
Beginning of year	$ 24.8	$ 28.3
Service cost	0.8	0.6
Interest cost	1.8	2.0
Amendments	–	0.5
Actuarial loss	1.0	1.0
Benefits paid	(1.4)	(1.5)
End of year	$ 27.0	$ 30.9
Plan assets at fair value		
Beginning of year	$ –	$ –
Actual return on plan assets	–	–
Employer contributions	1.4	1.5
Benefits paid	(1.4)	(1.5)
End of year	$ 0.0	$ 0.0
Funded status	(27.0)	(30.9)
Unrecognized loss	3.3	5.8
Unrecognized prior service cost	0.4	0.7
Net amount recognized	$(23.3)	$(24.4)

	2001	2002
Amounts recognized in the consolidated balance sheet:		
Intangible assets	$ 0.3	$ 0.7
Accrued benefit liability-current	(1.5)	(1.5)
Accrued benefit liability-long term	(25.5)	(28.2)
Accumulated other comprehensive income	3.4	4.6
Net amount recognized	$(23.3)	$(24.4)

Net pension expense for the noncontributory defined benefit plan included the following components for 2000, 2001 and 2002 (in millions):

	2000	2001	2002
Service cost	$0.7	$0.8	**$0.6**
Interest cost	1.7	1.8	**2.0**
Expected return on assets	–	–	**–**
Amortization of prior service cost	0.1	–	**0.1**
Amortization of transition asset	0.1	–	**–**
Net pension expense	$2.6	$2.6	**$2.7**

The defined contribution plans are deferred compensation plans under section 401(k) of the Internal Revenue Code. All of these plans require Company contributions. Total expense for the defined contribution plans was $16.4 million, $19.0 million, and $20.6 million, respectively, in 2000, 2001, and 2002.

Profit Sharing Plans
Alaska and Horizon have employee profit sharing plans. There was no expense during 2000, 2001 and 2002.

Other Postretirement Benefits
The Company allows retirees to continue their medical, dental, and vision benefits by paying all or a portion of the active employee plan premium until eligible for Medicare, currently age 65. This results in a subsidy to retirees, because the premiums received by the Company are less than the actual cost of the retirees' claims. The accumulated postretirement benefit obligation (APBO) for this subsidy is unfunded, and at December 31, 2001 and 2002 was $32.6 million and $52.7 million, respectively. The accrued liability related to the subsidy is included with other liabilities on the Consolidated Balance Sheet, and totaled $29.4 million and $31.3 million at December 31, 2001 and 2002, respectively. Annual expense related to this subsidy was approximately $4.6 million in 2000 and 2001, and $4.4 million in 2002.

Net periodic benefit cost for the postretirement medical plans included the following components for 2000, 2001, and 2002 (in millions):

	2000	2001	2002
Service cost	$1.3	$1.5	**$ 2.3**
Interest cost	1.9	2.1	**3.2**
Expected return on assets	–	–	**–**
Amortization of prior service cost	0.2	0.1	**(0.2)**
Recognized actuarial loss (gain)	1.2	0.9	**(0.9)**
Net periodic benefit cost	$4.6	$4.6	**$ 4.4**

Effect of 1% higher or lower trend rates for the postretirement medical plans on the following components for 2000, 2001, and 2002 (in millions):

	2000	2001	2002
Change in service and interest cost			
1% higher trend rate	$ 0.5	$ 0.6	**$ 1.0**
1% lower trend rate	(0.5)	(0.5)	**(0.6)**
Change in year-end postretirement benefit obligation			
1% higher trend rate	$ 4.2	$ 5.0	**$ 7.0**
1% lower trend rate	(3.6)	(4.2)	**(6.0)**

Note 8. Income Taxes

Deferred income taxes reflect the impact of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and such amounts for tax purposes. Deferred tax (assets) and liabilities comprise the following at December 31 (in millions):

	2001	2002
Excess of tax over book depreciation	$ 285.1	**$ 350.4**
Fuel hedges	–	**5.2**
Other – net	1.8	**16.2**
Gross deferred tax liabilities	286.9	**371.8**
Frequent flyer program	(88.0)	**(112.4)**
Alternative minimum tax	(21.7)	**(56.1)**
Leased aircraft return provisions	(4.6)	**(5.7)**
Inventory obsolescence	(14.5)	**(11.4)**
Deferred revenue	(13.4)	**(16.6)**
Asset impairment	(3.6)	**(3.2)**
Fuel hedges	(3.4)	**–**
Employee benefits	(1.8)	**(53.4)**
Other – net	(13.7)	**(17.0)**
Gross deferred tax assets	(164.7)	**(275.8)**
Net deferred tax liabilities	$ 122.2	**$ 96.0**
Current deferred tax asset	$ (51.2)	**$ (61.2)**
Noncurrent deferred tax liability	173.4	**157.2**
Net deferred tax liability	$ 122.2	**$ 96.0**

The components of income tax expense (credit) were as follows (in millions):

	2000	2001	2002
Current tax expense (credit):			
Federal	$ 1.8	$(25.6)	$(53.0)
State	(0.1)	(1.2)	(2.3)
Total current	1.7	(26.8)	(55.3)
Deferred tax expense (credit):			
Federal	(7.8)	7.2	19.8
State	(0.4)	(0.5)	0.9
Total deferred	(8.2)	6.7	20.7
Total before accounting change	(6.5)	(20.1)	(34.6)
Deferred tax credit, cumulative effect of accounting change	(29.5)	—	—
Total tax benefit	$(36.0)	$(20.1)	$(34.6)

Income tax benefit reconciles to the amount computed by applying the U.S. federal rate of 35% to loss before income tax and accounting change as follows (in millions):

	2000	2001	2002
Loss before income tax and accounting change	$(26.9)	$(63.5)	$(101.8)
Expected tax benefit	$ (9.6)	$(22.1)	$ (35.6)
Nondeductible expenses	3.4	3.3	2.4
State income tax benefit	(0.3)	(1.2)	(1.9)
Other — net	—	(0.1)	0.5
Actual tax benefit	$ (6.5)	$(20.1)	$ (34.6)
Effective tax rate	24.2%	31.7%	34.0%

Note 9. Financial Instruments

The estimated fair values of the Company's financial instruments were as follows (in millions):

	December 31, 2001		December 31, 2002	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Assets:				
Cash and cash equivalents	$490.8	$490.8	$269.0	$269.0
Marketable securities	169.8	169.8	366.8	366.8
Fuel hedge contracts	1.2	1.2	17.4	17.4
Restricted deposits and depository certificates	44.5	45.9	58.2	58.2
Liabilities:				
Long-term debt	876.2	889.3	893.5	926.7

The fair value of cash equivalents approximates carrying value due to the short maturity of these instruments. The fair value of marketable securities is based on quoted market prices. The fair value of fuel hedge contracts is based on commodity exchange prices. The fair value of restricted deposits approximates the carrying amount. At December 31, 2001, the fair value of restricted deposits include depository certificates convertible into the common stock of Equant N.V., which were valued at $1.4 million based on the market value of France Telecom stock. In April 2002, the Company sold the certificates for net sales proceeds of approximately $.9 million. The fair value of long-term debt is based on a discounted cash flow analysis using the Company's current borrowing rate.

Note 10. Loss per Share (EPS)

Basic EPS is calculated by dividing net income by the average number of common shares outstanding. Diluted EPS is calculated by dividing net income by the average common shares outstanding plus additional common shares that would have been outstanding assuming the exercise of in-the-money stock options. Stock options excluded from the calculation of diluted EPS because they are antidilutive, represented 1.8 million, 2.9 million, and 3.3 million shares, respectively, in 2000, 2001, and 2002. EPS calculations were as follows (in millions except per share amounts):

	2000	2001	2002
Basic and Diluted			
Loss before accounting change	$ (20.4)	$ (43.4)	$ (67.2)
Average shares outstanding	26.440	26.499	26.546
EPS before accounting change	$ (0.77)	$ (1.64)	$ (2.53)

Note 11. Operating Segment Information

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", as amended (SFAS 131), requires that a public company report annual and interim financial and descriptive information about its reportable operating segments. Operating segments, as defined, are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has two primary operating and reporting segments, consisting of Alaska and Horizon. These segments are more fully described in Note 1 under Nature of Operations.

Financial information for Alaska and Horizon follows (in millions):

	2000	2001	2002
Operating revenues:			
Alaska	$1,766.2	$1,763.0	$1,833.1
Horizon	443.1	408.4	415.2
Other	1.1	1.5	1.4
Elimination of inter-company revenues	(16.4)	(20.1)	(25.6)
Consolidated	2,194.0	2,152.8	2,224.1
Depreciation and amortization expense:			
Alaska	85.8	106.1	114.2
Horizon	20.7	26.7	17.0
Other	1.0	1.3	1.3
Consolidated	107.5	134.1	132.5
Interest income:			
Alaska	27.7	26.0	23.2
Horizon	–	–	0.7
Elimination of inter-company accounts	(3.7)	(3.8)	(2.7)
Consolidated	24.0	22.2	21.2
Interest expense:			
Alaska	36.0	47.4	46.3
Horizon	3.1	3.0	2.1
Other	0.6	0.8	0.7
Elimination of inter-company accounts	(3.7)	(3.8)	(2.8)
Consolidated	36.0	47.4	46.3
Loss before income tax and accounting change:			
Alaska	(20.1)	(16.4)	(87.3)
Horizon	(6.0)	(45.1)	(12.8)
Other	(.8)	(2.0)	(1.7)
Consolidated	(26.9)	(63.5)	(101.8)
Capital expenditures:*			
Alaska	279.3	400.9	146.2
Horizon	71.2	(10.7)	8.5
Other	3.7	0.1	(0.3)
Consolidated	354.2	390.3	154.4
Total assets at end of period:			
Alaska	2,303.3	2,756.0	2,751.1
Horizon	259.0	241.4	213.5
Other	909.5	878.9	734.8
Elimination of inter-company accounts	(943.7)	(925.8)	(818.7)
Consolidated	$2,528.1	$2,950.5	$2,880.7

* Capital expenditures include aircraft deposits and deposits returned.

Note 12. Special Charge

In December 2001, Horizon recorded a $10.2 million special charge to recognize the loss in value of its owned Fokker F-28 aircraft engines and related spare parts, which had a net book value of $16.2 million, net of the impairment charge, at December 31, 2001, and $8.1 million at December 31, 2002. The F-28s, which are being replaced with more fuel-efficient CRJ 700 regional jets, were phased completely out of service on February 14, 2003.

Note 13. U.S. Government Compensation

In September, 2001, the U.S. Government passed the Air Transportation Safety and System Stabilization Act to provide $5 billion of cash compensation and $10 billion of loan guarantees to U.S. airlines. The purpose of the Act was to compensate the airlines for direct and incremental losses for the period September 11 through December 31, 2001 as a result of the September 11 terrorist attacks.

Through December 31, 2001, Alaska and Horizon recorded government compensation of $71.6 million and $9.8 million, respectively. These amounts are reflected in nonoperating income (expense) in the consolidated statements of operations. During the third quarter of 2002, the Department of Transportation completed its review procedures and remitted final compensation payments to Alaska and Horizon of $0.2 million and $0.2 million, respectively.

Note 14. Contingencies

Oakland Maintenance Investigation

In December 1998, the U.S. attorney for the Northern District of California initiated a grand jury investigation concerning certain 1998 maintenance activities at Alaska's Oakland maintenance base. The investigation was expanded to include the aircraft involved in the loss of Flight 261 in January 2000. The FAA separately proposed a civil penalty in connection with the 1998 maintenance activities, which Alaska and the FAA have settled for an agreed amount. In December 2001, the U.S. Attorney notified Alaska that the evidence it had gathered relative to the 1998 maintenance activities did not warrant the filing of criminal charges, and closed that part of the investigation. The U.S. Attorney also placed the portion of its investigation related to Flight 261 on inactive status, with the possibility of reactivating and reviewing the matter when the NTSB issued its final report on the accident. Accordingly, following the final NTSB hearing on the Flight 261 investigation in December 2002, the U.S. attorney's office reactivated the matter in order to review it in light of the final NTSB report.

Flight 261 Litigation
Alaska is a defendant in a number of lawsuits relating to the loss of Flight 261 on January 31, 2000. Representatives of all 88 passengers and crew on board have filed cases against Alaska, the Boeing Company, and others. The suits were originally filed in various state and federal courts in Alaska, California, Washington and Illinois. Since then, they have all been consolidated in the U.S. District Court for the Northern District of California. The suits seek unspecified compensatory and punitive damages. In May 2001, the judge presiding over the majority of the cases ruled that punitive damages are not available against Alaska. Alaska has settled 48 of those lost on Flight 261, and continues in its efforts to settle the remaining cases. Trial on the remaining cases is set for July 2003. Consistent with industry standards, the Company maintains insurance against aircraft accidents.

Flight 261 NTSB Proceeding
In January 2003, the NTSB issued its final report on the Flight 261 accident. The report contained the NTSB's findings, conclusions, probable cause of the accident and safety recommendations. NTSB staff's draft report included language that the Board recommend a new FAA inspection of Alaska due to perceived deficiencies in recent maintenance practices. The Board rejected that recommendation.

Management believes the ultimate disposition of the above matters is not likely to materially affect the Company's financial position or results of operations. This forward-looking statement is based on management's current understanding of the relevant law and facts; it is subject to various contingencies, including the potential costs and risks associated with litigation and the actions of judges and juries.

The Company is also a party to other ordinary routine litigation incidental to its business and with respect to which no material liability is expected.

Note 15. Change in Accounting Principle

In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin 101 (SAB 101), Revenue Recognition in Financial Statements. SAB 101 gives specific guidance on the conditions that must be met before revenue may be recognized, and in 2000 Alaska changed its method of accounting for the sale of miles in its Mileage Plan. Under the new method, a majority of the sales proceeds is deferred, then recognized ratably over the estimated period of time that the award transportation is provided. The deferred proceeds are recognized as passenger revenue for awards issued on Alaska, and as other revenue-net for awards issued on other airlines. In connection with the change, Alaska recognized a $46.8 million cumulative effect charge, net of income taxes of $29.5 million, effective January 1, 2000.
In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets." Under this statement, goodwill is considered to have an indefinite life and will no longer be amortized but instead will be subject to periodic impairment testing. Effective January 1, 2002, the Company adopted SFAS No. 142. Assuming the Company had adopted this standard as of January 1, 2000, the Company's net loss for the years ended December 31, 2000 and 2001 would be reduced by approximately $2.0 million ($.08 per share) for the impact of goodwill amortization.

During the second quarter of 2002, the Company completed the first step of its impairment test related to its $51.4 million of goodwill and determined that the net book value exceeded its fair value. In the fourth quarter of 2002, the Company completed the second step of its impairment test and determined that all of the Company's goodwill was impaired. As a result, the Company recorded a one-time, non-cash charge, effective January 1, 2002 of $51.4 million ($12.5 million Alaska and $38.9 million Horizon) to write-off all of its goodwill. This charge is reflected as a cumulative effect of accounting change in the consolidated statement of operations.

The impact of this statement was also to increase annual results of operations by $2.0 million resulting from no longer amortizing goodwill.

Independent Auditors' Report

Board of Directors and Shareholders
Alaska Air Group, Inc.
Seattle, Washington

We have audited the accompanying consolidated balance sheets of Alaska Air Group, Inc. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2002 and 2001 and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. Our audits also included the financial statement schedule listed in the Index at Item 15(a). These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2002 and 2001 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, present fairly in all material respects the information set forth therein.

The Company changed its method of accounting for goodwill upon adoption of SFAS No. 142 "Goodwill and Other Intangible Assets" for the year ended December 31, 2002 and for the deferral of revenue on miles sold under the mileage plan for the year ended December 31, 2000, both discussed in Note 15 to the consolidated financial statements.



Deloitte & Touche LLP
Seattle, Washington

March 10, 2003

Schedule II / Valuation and Qualifying Accounts

(In Millions)	Beginning Balance	Additions Charged to Expense	(A) Deductions	Ending Balance
Year Ended December 31, 2000				
(a) Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.0	$ 2.0	$(1.3)	$ 1.7
Obsolescence allowance for flight equipment spare parts	$23.6	$ 4.7	$(0.2)	$28.1
(b) Reserve recorded as other long-term liabilities:				
Leased aircraft return provision	$ 4.0	$ 4.0	$ 0.0	$ 8.0
Year Ended December 31, 2001				
(a) Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.7	$ 2.5	$(2.4)	$ 1.8
Obsolescence allowance for flight equipment spare parts	$28.1	$12.2	$(0.7)	$39.6
(b) Reserve recorded as other long-term liabilities:				
Leased aircraft return provision	$8.0	$ 4.0	$(0.4)	$11.6
Year Ended December 31, 2002				
(a) Reserve deducted from asset to which it applies:				
Allowance for doubtful accounts	$ 1.8	$ 1.9	$(1.4)	$ 2.3
Obsolescence allowance for flight equipment spare parts	$39.6	$ 5.9	$(1.0)	$44.5
(b) Reserve recorded as other long-term liabilities:				
Leased aircraft return provision	$11.6	$ 2.8	$(0.2)	$14.2

(A) Deduction from reserve for purpose for which reserve was created.

Exhibit Index

Certain of the following exhibits have heretofore been filed with the Commission and are incorporated herein by reference from the document described in parenthesis. Certain others are filed herewith.

3.(i)	Restated Certificate of Incorporation of Alaska Air Group, Inc. as amended through May 21, 1999 (Exhibit 3.1 to Second Quarter 2002 10-Q)
*3.(ii)	Bylaws of Alaska Air Group, Inc., as amended through February 12, 2003
*10.1	2002 Management Incentive Plan
10.2	Loan Agreement dated as of December 1, 1984, between Alaska Airlines, Inc. and the Industrial Development Corporation of the Port of Seattle (Exhibit 10-38 to 1984 10-K)
10.3	Alaska Air Group, Inc. 1988 Stock Option Plan, as amended through May 19, 1992 (Registration Statement No. 33-52242)
#10.4	Lease Agreement dated January 22, 1990 between International Lease Finance Corporation and Alaska Airlines, Inc. for the lease of a B737-400 aircraft, summaries of 19 substantially identical lease agreements and Letter Agreement #1 dated January 22, 1990 (Exhibit 10-14 to 1990 10-K)
#10.5(a)	Agreement dated September 18, 1996 between Alaska Airlines, Inc. and Boeing for the purchase of 12 Boeing 737-400 aircraft (Exhibit 10.1 to Third Quarter 1996 10-Q)
*#10.5(b)	Supplemental Agreement 6 to Agreement dated September 18, 1996 between Alaska Airlines, Inc. and Boeing for the purchase of 12 Boeing 737-400 aircraft
*10.7	Supplemental retirement plan arrangement between Horizon Air Industries, Inc. and Jeffrey D. Pinneo
10.8	Alaska Air Group, Inc. 1996 Long-Term Incentive Equity Plan (Registration Statement 333-09547)
10.9	Alaska Air Group, Inc. Non Employee Director Stock Plan (Registration Statement 333-33727)
10.11	Alaska Air Group, Inc. 1997 Non Officer Long-Term Incentive Equity Plan (Registration Statement 333-39899)
10.12	Alaska Air Group, Inc. 1981 Supplementary Retirement Plan for Elected Officers (Exhibit 10.15 to 1997 10-K)
10.13	Alaska Air Group, Inc. 1995 Elected Officers Supplementary Retirement Plan (Exhibit 10.16 to 1997 10-K)
#10.14	Agreement dated December 21, 1998 between Horizon Air Industries, Inc. and Bombardier for the purchase of 25 Canadair regional jets series 700 aircraft (Exhibit 10.16 to 1998 Form 10-K)
10.15	Alaska Air Group, Inc. 1999 Long-Term Incentive Equity Plan (Registration Statement 333-87563)
10.16	Alaska Air Group, Inc. Change of Control Agreement dated October 27, 1999 (Exhibit 10.18 to 1999 Form 10-K)
*12	Calculation of Ratio of Earnings to Fixed Charges
21	Subsidiaries of the Registrant (Exhibit 22-01 to 1987 10-K)
*23	Consent of Deloitte & Touche LLP
*99.1	Chief Executive Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
*99.2	Chief Financial Officer Certification Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*Filed herewith.

#Confidential treatment was requested as to a portion of this document

Exhibit 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the three years ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, John F. Kelly, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ John F. Kelly

John F. Kelly
Chief Executive Officer
March 10, 2003

Exhibit 99.2

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Alaska Air Group, Inc. (the "Company") on Form 10-K for the three years ended December 31, 2002 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Bradley D. Tilden, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Bradley D. Tilden

Bradley D. Tilden
Chief Financial Officer
March 10, 2003

Corporate Profile

Alaska Air Group, Inc., is the holding company for Alaska Airlines and Horizon Air, Seattle-based carriers that collectively serve 78 destinations in the United States, Canada, and Mexico. Alaska Air Group was organized as a Delaware corporation in 1985.

Alaska Airlines, Inc., an Alaska corporation founded in 1932, is noted for its award-winning customer service. In 2002, the airline, which accounts for about 80% of Air Group revenues, provided scheduled air service to 48 cities. In addition to its service to Alaska, Washington, Oregon, California, Nevada and Arizona, the airline recently expanded service to Boston, Chicago, Denver, Miami, Newark, and both Reagan National and Dulles International in Washington, D.C. Alaska also provides service to British Columbia and Alberta in Canada, and six resort destinations in Mexico. Its major hubs are Anchorage, Seattle, Portland, and Los Angeles.

Horizon Air Industries, Inc., a Washington corporation organized in 1981, is similarly noted for outstanding customer service. Horizon accounts for about 20% of Air Group revenues and provides air transportation to 42 destinations in Washington, Oregon, Idaho, Montana, California, Arizona, Colorado, British Columbia, and Alberta. Its major hubs are Seattle, Portland, and Boise.

Investor Information

Corporate Headquarters
19300 International Blvd.
Seattle, Washington 98188
Telephone: (206) 431-7040
Mailing Address: P.O. Box 68947
Seattle, Washington 98168-0947

Transfer Agent and Registrar
EquiServe Trust Company, N.A.
Shareholder Services Division
P.O. Box 43010
Providence, Rhode Island 02940-3010
Telephone: 1-877-282-1168
or (816) 843-4299
Internet: http://www.equiserve.com

Independent Auditors
Deloitte & Touche LLP
Seattle, Washington

Annual Meeting
2 p.m., Tuesday, May 20, 2003
Museum of Flight
9404 East Marginal Way South
Seattle, Washington

Listing of Securities
New York Stock Exchange:
Common stock (Symbol: ALK)



Barrow
Prudhoe Bay
Kotzebue
Fairbanks
Nome
Anchorage
Cordova
Bethel
Yakutat
Glacier Bay / Gustavus
Juneau
Dillingham
King Salmon
Kodiak
Sitka
Petersburg
Wrangell
Ketchikan
Edmonton
Dutch Harbor
Calgary
Kelowna
Vancouver
Victoria
Bellingham
Kalispell
Port Angeles
Spokane
Great Falls
Seattle
Wenatchee
Pullman
Missoula
Yakima
Helena
Pasco
Lewiston
Billings
Walla Walla
Butte
Portland
Pendleton
Bozeman
Redmond/Bend
Sun Valley
Eugene
Boise
Idaho Falls
North Bend/Coos Bay
Pocatello
Medford
Klamath Falls
Eureka/Arcata
Redding
Reno
Sacramento
San Francisco Int'l
Oakland
San Jose
Fresno
Las Vegas
Los Angeles Int'l
Burbank
Palm Springs
Long Beach
Phoenix
Orange County
San Diego
Ontario
Tucson
Alaska Airlines Routes
Horizon Air Routes
Cities jointly served by Alaska and Horizon
Los Cabos
Mazatlan
Puerto Vallarta
Manzanillo / Costa A


Boston
Chicago
(O'Hare International Airport)
New York City / Newark
Washington, D.C.
(Dulles International Airport
Reagan National Airport)
Miami
Cancun
/ Zihuatanejo

Cities Served

Alaska Airlines:
Anchorage, Alaska
Barrow, Alaska
Bethel, Alaska
Boston, Massachusetts
Burbank, California
Cabo San Lucas/Los Cabos, Mexico
Calgary, Alberta
Cancun, Mexico
Chicago, Illinois (O'Hare)
Cordova, Alaska
Denver, Colorado
Dillingham, Alaska
Dutch Harbor, Alaska
Fairbanks, Alaska
Glacier Bay/Gustavus, Alaska
Ixtapa/Zihuatanejo, Mexico
Juneau, Alaska
Ketchikan, Alaska
King Salmon, Alaska
Kodiak, Alaska
Kotzebue, Alaska
Las Vegas, Nevada
Los Angeles, California
Manzanillo/Costa Alegre, Mexico
Mazatlan, Mexico
Miami, Florida
New York-Newark, New Jersey
Nome, Alaska
Oakland, California
Ontario, California
Orange County, California
Palm Springs, California
Petersburg, Alaska
Phoenix, Arizona
Portland, Oregon
Prudhoe Bay, Alaska
Puerto Vallarta, Mexico
Reno, Nevada
Sacramento, California
San Diego, California
San Francisco, California
San Jose, California
Seattle/Tacoma, Washington
Sitka, Alaska
Spokane, Washington
Tucson, Arizona
Vancouver, British Columbia
Washington, D.C. (Dulles, Reagan National)
Wrangell, Alaska
Yakutat, Alaska

Horizon Air:
Bellingham, Washington
Billings, Montana
Boise, Idaho
Bozeman, Montana
Butte, Montana
Calgary, Alberta
Denver, Colorado
Edmonton, Alberta
Eugene, Oregon
Eureka/Arcata, California
Fresno, California
Great Falls, Montana
Helena, Montana
Idaho Falls, Idaho
Kalispell, Montana
Kelowna, British Columbia
Klamath Falls, Oregon
Lewiston (Clarkston), Idaho
Long Beach, California
Los Angeles, California
Medford, Oregon
Missoula, Montana
North Bend/Coos Bay, Oregon
Pasco (Tri-Cities), Washington
Pendleton, Oregon
Phoenix, Arizona
Pocatello, Idaho
Port Angeles, Washington
Portland, Oregon
Pullman, Washington (Moscow, Idaho)
Redding/Red Bluff, California
Redmond/Bend, Oregon
Sacramento, California
San Francisco, California
San Jose, California
Seattle/Tacoma, Washington
Spokane, Washington
Sun Valley, Idaho
Tucson, Arizona
Vancouver, British Columbia
Victoria, British Columbia
Walla Walla, Washington
Wenatchee, Washington
Yakima, Washington

Corporate Directory

Alaska Air Group Officers

John F. Kelly
Chairman & CEO

William S. Ayer
President

Bradley D. Tilden
Executive Vice President Finance & CFO

Keith Loveless
Vice President Legal & Corporate Affairs General Counsel & Corporate Secretary

Alaska Airlines Officers

William S. Ayer
Chairman, President & CEO

EXECUTIVE VICE PRESIDENTS:

George D. Bagley
Operations

Gregg A. Saretsky
Marketing & Planning

Bradley D. Tilden
Finance & CFO

SENIOR VICE PRESIDENTS:

Michael S. Cohen
Maintenance & Engineering

Robert M. Reeder
Information & Communications Services

VICE PRESIDENTS:

Kevin P. Finan
Flight Operations

Donald S. Garvett
Planning & Revenue Management

Dennis J. Hamel
Employee Services

Keith Loveless
Legal & Corporate Affairs, General Counsel & Corporate Secretary

William L. MacKay
Public & Government Affairs

David A. Prewitt
Safety

Edward W. White
Customer Service

STAFF VICE PRESIDENTS:

Clifford T. Argue
Properties & Facilities

Louis G. Cancelmi
Corporate Communications

Cathryn V. Dammel
Labor & Employment Law and Deputy General Counsel

Janet S. Fisher
Government Affairs

Brian K. Hirshman
Maintenance

Stephen B. Jarvis
e-Commerce

Jeffrey Jones
Technical Support

Terri K. Maupin
Finance & Controller

Thomas R. O'Grady
General Litigation & Regulatory Law, Deputy General Counsel

Amber H. Post
Finance & Treasurer

Andrea L. Schneider
Station & Flight Operations

Horizon Air Officers

Jeffrey D. Pinneo
President & CEO

SENIOR VICE PRESIDENTS:

Thomas M. Gerharter
Operations

Glenn S. Johnson
Customer Services

VICE PRESIDENTS:

Eugene C. Hahn
Maintenance & Engineering

Rudi H. Schmidt
Finance & Treasurer

Arthur E. Thomas
Legal & Administration Corporate Secretary

Patrick A. Zachwieja
Marketing & Planning

Alaska Air Group Directors

John F. Kelly
age 58
Chairman & CEO
Alaska Air Group

William S. Ayer
age 48
President
Alaska Air Group
Chairman, President & CEO
Alaska Airlines

Phyllis J. Campbell
age 51
Chairwoman
Community Board,
US Bank of Washington

Ronald F. Cosgrave
age 71
Executive Manager
ANP, LLC
& Chairman Emeritus
Alaska Airlines

Mary Jane Fate
age 69
General Manager of
family business

Mark R. Hamilton
age 58
President
University of Alaska

Bruce R. Kennedy
age 64
Chairman Emeritus
Alaska Air Group

Jessie J. Knight, Jr.
age 53
President & CEO
San Diego Regional
Chamber of Commerce

R. Marc Langland
age 61
Chairman, President & CEO
Northrim Bank

Byron I. Mallott
age 59
President
First Alaskans Foundation

John V. Rindlaub
age 58
CEO
Wells Fargo
Pacific Northwest Region

J. Kenneth Thompson
age 51
President & CEO
Pacific Rim Leadership
Development

Richard A. Wien
age 67
Chairman & CEO
Florcraft, Inc.

BOARD COMMITTEE ASSIGNMENTS:

Audit:
Byron I. Mallott, *Chairman*
Mark R. Hamilton
John V. Rindlaub
Richard A. Wien

Compensation:
R. Marc Langland, *Chairman*
Phyllis J. Campbell
Mary Jane Fate
Jessie J. Knight, Jr.
John V. Rindlaub

Governance and Nominating:
Bruce R. Kennedy, *Chairman*
Ronald F. Cosgrave
Jessie J. Knight, Jr.
R. Marc Langland
J. Kenneth Thompson

Safety:
Richard A. Wien, *Chairman*
Phyllis J. Campbell
Mark R. Hamilton
J. Kenneth Thompson



Pictured *from left,*
Ronald F. Cosgrave
Mark R. Hamilton
Phyllis J. Campbell
John V. Rindlaub
William S. Ayer
Jessie J. Knight, Jr.
John F. Kelly
J. Kenneth Thompson
Bruce R. Kennedy
Richard A. Wien
Mary Jane Fate
R. Marc Langland
(Not pictured:
Byron I. Mallott)

Alaska Air Group

Alaska Air Group, Inc.
P.O. Box 68947
Seattle, WA 98168-0947

www.alaskaair.com
Alaska Airlines Reservations
1-800-252-7522 or
1-800-ALASKAAIR

www.horizonair.com
Horizon Air Reservations
1-800-547-9308